Filed Pursuant to Rule 424(b)(3)
Registration No. 333-297492

Prospectus Supplement No. 1

(To Prospectus dated July 28, 2026)

Up to 15,000,000 Shares of Class A Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated July 28, 2026 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-297492). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information contained in the Prospectus with the information from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, which was filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2026 (the “Q2 10-Q”). Accordingly, we have attached the Q2 10-Q to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

We are a “smaller reporting company” for purposes of federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 14, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2026

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission File Number: 001-39826

Banzai International, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	85-3118980
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
435 Ericksen Ave, Suite 250 Bainbridge Island, Washington	98110
(Address of principal executive offices)	(Zip Code)

(206) 414-1777

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	PARA	The Nasdaq Capital Market
Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $115,000.00	PARAW	The Nasdaq Capital Market

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The number of shares outstanding of each of the registrant's classes of common stock, $0.0001 par value per share, as of August 13, 2026:

Class A Common Stock - 3,517,105 shares

Class B Common Stock - 33,856 shares

PART I—FINANCIAL INFORMATION

BANZAI INTERNATIONAL, INC.

Condensed Consolidated Balance Sheets

(in thousands, except share and per share data)

	As of
	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash	$646	$259
Accounts receivable, net of allowance for credit losses of $6 and $41, respectively	399	709
Prepaid expenses and other current assets	752	445
Total current assets	1,797	1,413

Property and equipment, net	—	8
Intangible assets, net	7,434	8,027
Goodwill	21,992	21,992
Operating lease right-of-use assets	42	56
Bifurcated embedded derivative asset – related party	—	9
Deferred offering costs	32	122
Other assets	4	4
Total assets	31,301	31,631

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	2,466	2,494
Accrued expenses and other current liabilities	3,481	4,354
Convertible notes – related party	4,752	4,923
Convertible notes, carried at fair value	484	1,856
Convertible notes (Yorkville)	—	1,200
Notes payable, carried at fair value	1,489	2,591
Private placement warrant liability	1,699	296
Financial instruments – related party	34	—
Earnout liability	500	991
Deferred revenue	3,078	3,642
Operating lease liabilities, current	31	23
Total current liabilities	18,014	22,370

Deferred revenue, non-current	101	94
Deferred tax liability	945	1,078
Operating lease liabilities, non-current	11	34
Total liabilities	19,071	23,576

Commitments and contingencies (Note 15)

Stockholders' equity:
Common stock, $0.0001 par value, 275,000,000 (250,000,000 Class A and 25,000,000 Class B) shares authorized and 2,690,579 (2,656,723 Class A and 33,856 Class B) and 527,317 (515,761 Class A and 11,556 Class B) shares issued and outstanding at June 30, 2026 and 2025, respectively	—	—
Preferred stock, $0.0001 par value, 75,000,000 shares authorized, 1 and 1 shares issued and outstanding at June 30, 2026 and 2025, respectively	—	—
Additional paid-in capital	126,445	108,912
Accumulated other comprehensive (loss) income	(61)	(85)
Accumulated deficit	(114,154)	(100,772)
Stockholders' equity	12,230	8,055
Total liabilities and stockholders' equity	$31,301	$31,631

The accompanying notes are an integral part of these condensed consolidated financial statements.

BANZAI INTERNATIONAL, INC.

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Operating income:
Revenue	$2,273	$3,127	$4,969	$6,506
Cost of revenue	450	554	971	1,160
Gross profit	1,823	2,573	3,998	5,346

Operating expenses:
General and administrative expenses	5,906	7,113	13,556	14,546
Depreciation and amortization expense	303	300	608	547
Total operating expenses	6,209	7,413	14,164	15,093

Operating loss	(4,386)	(4,840)	(10,166)	(9,747)

Other expenses (income):
Interest income	(3)	—	(6)	—
Interest expense	129	—	138	—
Interest expense – related party	202	537	396	895
Gain on extinguishment of liabilities	(715)	(146)	(715)	(4,489)
Loss on debt issuance	159	169	208	443
Loss on Private Placement Issuance	—	837	1,598	837
Loss on extinguishment of debt, net	52	—	58	1,770
Change in fair value of financial instruments	571	126	1,179	266
Change in fair value of financial instruments – related party	21	19	43	64
Change in fair value of convertible notes	(179)	79	(551)	238
Loss on Yorkville SEPA advances	199	362	227	747
Other (income) expense, net	224	1,336	774	1,211
Total other expenses, net	660	3,319	3,349	1,982
Loss before income taxes	(5,046)	(8,159)	(13,515)	(11,729)
Income tax expense (benefit)	(81)	(231)	(133)	(157)
Net loss	$(4,965)	$(7,928)	$(13,382)	$(11,572)

Net loss attributable to common shareholders	$(4,965)	$(7,928)	$(13,382)	$(11,572)

Net loss per share attributable to common shareholders
Basic and diluted	$(3.05)	$(82.58)	$(11.38)	$(146.48)

Weighted average common shares outstanding (in thousands)
Basic and diluted	1,627	96	1,176	79

The accompanying notes are an integral part of these condensed consolidated financial statements.

BANZAI INTERNATIONAL, INC.

Unaudited Condensed Consolidated Statements of Equity (Deficit)

for the three months ended June 30, 2026 and 2025

(in thousands, except share data)

	Series A Preferred Stock		Series FE Preferred Stock		Common Stock		Additional Paid-in-	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Share	Amount	Shares	Amount	Capital	(loss) income	Deficit	Equity
Balance March 31, 2026	—	$—	—	$—	867,355	$—	$117,346	$(60)	$(109,189)	$8,097
Adjustment for reverse stock split	—	—	—	—	73	—	1	—	—	1
Shares issued to Yorkville under the SEPA	—	—	—	—	1,196,400	—	4,808	—	—	4,808
Shares issued to CP BF for conversions of debt	—	—	—	—	111,826	—	567	—	—	567
Shares issued to 1800 Diagonal for conversions of debt	—	—	—	—	36,448	—	142	—	—	142
Shares issued to 3i for conversions of debt	—	—	—	—	144,547	—	1,228	—	—	1,228
Shares issued to Agile for conversions of debt	—	—	—	—	274,145	—	1,231	—	—	1,231
Stock-based compensation	—	—	—	—	—	—	1,103	—	—	1,103
Vesting of RSUs	—	—	—	—	37,485	—	—	—	—	—
Shares issued for CEO Award and bonus (see Note 15)	—	—	—	—	22,300	—	125	—	—	125
Modification of CEO Award from equity to liability (see Note 15)	—	—	—	—	—	—	(106)	—	—	(106)
Currency translation adjustment	—	—	—	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	—	—	—	(4,965)	(4,965)
Balance June 30, 2026	—	$—	—	$—	2,690,579	$—	$126,445	$(61)	$(114,154)	$12,230

The accompanying notes are an integral part of these condensed consolidated financial statements.

BANZAI INTERNATIONAL, INC.

Unaudited Condensed Consolidated Statements of Equity (Deficit) (continued)

for the three months ended June 30, 2026 and 2025

(in thousands, except share data)

	Series A Preferred Stock		Series FE Preferred Stock		Common Stock		Additional Paid-in-	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Share	Amount	Shares	Amount	Capital	(loss) income	Deficit	Equity (Deficit)
Balance March 31, 2025	—	$—	—	$—	73,434	$—	$84,868	$—	$(81,924)	$2,944
Shares issued to Yorkville under the SEPA	—	—	—	—	37,856	—	6,521	—	—	6,521
Shares issued for payment to Hudson	—	—	—	—	2,000	—	400	—	—	400
Exercise of warrants	—	—	—	—	5,244	—	—	—	—	—
Vesting of RSUs	—	—	—	—	2,184	—	—	—	—	—
Shares issued upon private placement	—	—	—	—	3,212	—	330	—	—	330
Stock-based compensation	—	—	—	—	—	—	756	—	—	756
Net loss	—	—	—	—	—	—	—	—	(7,928)	(7,928)
Balance June 30, 2025	—	$—	—	$—	123,930	$—	$92,875	$—	$(89,852)	$3,023

The accompanying notes are an integral part of these condensed consolidated financial statements.

BANZAI INTERNATIONAL, INC.

Unaudited Condensed Consolidated Statements of Equity (Deficit)

for the six months ended June 30, 2026 and 2025

(in thousands, except share data)

	Series A Preferred Stock		Series FE Preferred Stock		Common Stock		Additional Paid-in-	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Share	Amount	Shares	Amount	Capital	(loss) income	Deficit	Equity
Balance December 31, 2025	—	$—	—	$—	527,317	$—	$108,912	$(85)	$(100,772)	$8,055
Adjustment for reverse stock split	—	—	—	—	73	—	1	—	—	1
Shares issued to Yorkville under the SEPA	—	—	—	—	1,228,150	—	5,505	—	—	5,505
Shares issued under the ATM	—	—	—	—	107,258	—	2,636	—	—	2,636
Shares issued to CP BF for conversions of debt	—	—	—	—	111,826	—	567	—	—	567
Shares issued to 1800 Diagonal for conversions of debt	—	—	—	—	60,261	—	534	—	—	534
Shares issued to 3i for conversions of debt	—	—	—	—	288,349	—	3,963	—	—	3,963
Shares issued to Agile for conversions of debt	—	—	—	—	303,451	—	1,897	—	—	1,897
Stock-based compensation	—	—	—	—	—	—	2,411	—	—	2,411
Vesting of RSUs	—	—	—	—	41,594	—	—	—	—	—
Shares issued for CEO Award and bonus (see Note 15)	—	—	—	—	22,300	—	125	—	—	125
Modification of CEO Award from equity to liability (see Note 15)	—	—	—	—	—	—	(106)	—	—	(106)
Currency translation adjustment	—	—	—	—	—	—	—	24	—	24
Net loss	—	—	—	—	—	—	—	—	(13,382)	(13,382)
Balance June 30, 2026	—	$—	—	$—	2,690,579	$—	$126,445	$(61)	$(114,154)	$12,230

The accompanying notes are an integral part of these condensed consolidated financial statements.

BANZAI INTERNATIONAL, INC.

Unaudited Condensed Consolidated Statements of Equity (Deficit) (continued)

for the six months ended June 30, 2026 and 2025

(in thousands, except share data)

	Series A Preferred Stock		Series FE Preferred Stock		Common Stock		Additional Paid-in-	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Share	Amount	Shares	Amount	Capital	(loss) income	Deficit	Equity (Deficit)
Balance December 31, 2024	—	$—	—	$—	40,976	$—	$75,516	$—	$(78,280)	$(2,764)
Shares issued to Yorkville under the SEPA	—	—	—	—	63,234	—	13,592	—	—	13,592
Shares issued for payment to Hudson	—	—	—	—	2,750	—	632	—	—	632
Shares issued for payment to Verista	—	—	—	—	150	—	50	—	—	50
Exercise of warrants	—	—	—	—	5,244	—	—	—	—	—
Vesting of RSUs	—	—	—	—	3,873	—	—	—	—	—
Shares issued upon private placement	—	—	—	—	3,212	—	330	—	—	330
Shares issued for Vidello acquisition	—	—	—	—	4,491	—	1,662	—	—	1,662
Stock-based compensation	—	—	—	—	—	—	1,093	—	—	1,093
Net loss	—	—	—	—	—	—	—	—	(11,572)	(11,572)
Balance June 30, 2025	—	$—	—	$—	123,930	$—	$92,875	$—	$(89,852)	$3,023

The accompanying notes are an integral part of these condensed consolidated financial statements.

BANZAI INTERNATIONAL, INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$(13,382)	$(11,572)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	608	547
Provision for credit losses on accounts receivable	(35)	50
Non-cash shares issued for consulting expenses	—	633
Discount at issuance on notes carried at fair value	—	578
Non-cash interest expense	127	—
Non-cash interest expense - related party	396	658
Amortization of debt discount and issuance costs - related party	—	(2)
Amortization of operating lease right-of-use assets	14	11
Stock based compensation expense	2,479	1,093
Gain on extinguishment of liability	(715)	(4,489)
Loss on debt issuance	208	443
Loss on Private Placement Issuance	1,598	837
Loss on extinguishment of debt, net	58	1,770
Change in fair value of financial instruments	1,179	266
Change in fair value of financial instruments – related party	43	64
Change in fair value of convertible notes, carried at fair value	(551)	238
Changes in operating assets and liabilities:
Accounts receivable	345	77
Prepaid expenses and other current assets	(307)	(114)
Other assets	—	(3)
Accounts payable	(28)	(199)
Deferred revenue	(564)	(151)
Accrued expenses	(207)	162
Operating lease liabilities	(15)	(11)
Earnout liability	(491)	448
Deferred revenue – long-term	7	(2)
Deferred tax liability	(133)	(355)
Net cash used in operating activities	(9,366)	(9,023)
Cash flows from investing activities:
Cash paid for acquisition of Vidello, net of cash acquired	—	(2,677)
Net cash used in investing activities	—	(2,677)
Cash flows from financing activities:
Payment of GEM commitment fee promissory note	—	(215)
Repayment of convertible notes (Yorkville)	(1,218)	(3,640)
Proceeds from term notes, net of issuance costs	1,594	4,250
Repayment of term notes	(1,006)	(5,933)
Partial repayment of convertible notes - related party	—	(870)
Proceeds from issuance of convertible notes, net of issuance costs	2,121	5,302
Proceeds from issuance of shares to Yorkville under the SEPA	5,505	13,593
Proceeds from shares issued to Verista	—	50
Proceeds from issuance of common stock and pre-funded warrants under private placement	—	330
Proceeds from issuance of common stock and warrants	2,726	—
Net cash provided by financing activities	9,722	12,867
Effect of exchange rate changes on cash and cash equivalents	31	—
Net increase in cash	387	1,167
Cash at beginning of period	259	1,087
Cash at end of period	$646	$2,254

BANZAI INTERNATIONAL, INC.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

Supplemental disclosure of cash flow information:
Non-cash investing and financing activities
Shares issued for Hudson consulting fee	$—	$633
Consideration transferred for acquisition of Vidello	—	1,662
Assets acquired in acquisition of Vidello	—	8,393
Liabilities assumed in acquisition of Vidello	—	3,986
Shares issued for CP BF Note conversions of debt	567	—
Conversion of private placement convertible notes, carried at fair value	3,963	—
Shares issued for payment of outstanding debt	1,897	—
Shares issued for 1800 Diagonal Note conversions of debt	534	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

1. Organization

The Business

Banzai International, Inc. (the “Company,” or “Banzai,” "we," "us," or "our") was incorporated in Delaware on September 30, 2015. We are a leading enterprise SaaS Video Engagement platform used by marketers to power webinars, trainings, virtual events, and on-demand video content.

Effective on August 6, 2026, we began doing business under the trade name "Parabolic." This rebrand does not change our legal name, which remains Banzai International, Inc., and in connection with the rebrand, the trading symbols for our Class A common stock and redeemable warrants on The Nasdaq Capital Market changed from "BNZI" and "BNZIW" to "PARA" and "PARAW," respectively, effective on August 7, 2026.

Concurrently with the proposed rebranding, the Company also announced a new business unit structure designed to align leadership and go-to-market execution with its evolved vision. The Company’s operations will be organized into three business units: ConnectAndSell, the Company’s AI sales acceleration platform; Banzai, which will operate the Company’s Demio and OpenReel products; and CreateStudio, an AI-powered video content creation platform. Accordingly, the Company will reassess its operating and reportable segments, and reporting units during the third quarter 2026.

Reverse Stock Split

On April 28, 2026, the stockholders of the Company collectively approved an amendment to the Company’s Certificate of Incorporation, as amended and restated, to effect a reverse stock split (the “Reverse Stock Split”) of the Company’s outstanding Class A Common Stock and Class B Common Stock at a ratio of 1-for-20 effective on May 8, 2026.

No cash or fractional shares were issued in connection with the Reverse Stock Split, and instead the Company rounded up to the next whole share in lieu of issuing fractional shares that would have been issued in the reverse split. Proportional adjustments were made to the number of shares of Class A Common Stock issuable upon exercise or conversion of the Company’s outstanding stock options and warrants, the exercise price or conversion price (as applicable) of the Company’s outstanding stock options and warrants, and the number of shares reserved for issuance under the Company’s equity incentive plan. All Class A and Class B Common Stock share and per share information included in this Quarterly Report on Form 10-Q has been retroactively adjusted to reflect the impact of the Reverse Stock Split.

2. Going Concern

As of June 30, 2026, the Company had cash of approximately $0.6 million. For the six months ended June 30, 2026, the Company used approximately $9.4 million in cash for operating activities. The Company has incurred recurring net losses from operations and negative cash flows from operating activities since inception. As of June 30, 2026, the Company had an accumulated deficit of approximately $114.2 million. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern within one year of the date these financial statements were issued.

The continuation of the Company as a going concern is dependent upon the continued financial support from its stockholders and debt holders. Specifically, continuation is contingent on the Company's ability to obtain necessary equity or debt financing to continue operations, and ultimately the Company's ability to generate profit from sales and positive operating cash flows, which is not assured.

The Company’s plans include obtaining future debt financings (see Note 11 – Debt) and equity financings associated with the Yorkville SEPA and the ATM (as defined in Note 14 – Equity). If the Company is unsuccessful in completing these planned transactions, it may be required to reduce its spending rate to align with expected revenue levels and cash reserves, although there can be no guarantee that it will be successful in doing so. Accordingly, the Company may be required to raise additional cash through debt or equity transactions. It may not be able to secure financing in a timely manner or on favorable terms, if at all. As a result, management’s plans cannot be considered probable and thus do not alleviate substantial doubt about the Company’s ability to continue as a going concern.

These accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

3. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and applicable regulations of the Securities and Exchange Commission ("SEC") for interim financial information and with the instructions to Form 10-Q of Regulation S-X. Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been omitted pursuant to such rules and regulations of the SEC relating to interim financial statements. The December 31, 2025 balance sheet information was derived from the audited financial statements as of that date. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements for the year ended December 31, 2025 included in the Company's Annual Report on Form 10-K, as filed with the SEC on March 31, 2026. The interim unaudited condensed consolidated financial statements should be read in conjunction with those consolidated financial statements included in the Form 10-K. In the opinion of management, all adjustments considered necessary for a fair statement of the financial statements, consisting solely of normal recurring adjustments, have been made. Operating results for the period ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable consist of balances due from customers as well as from payment service providers. Payment terms range from due upon receipt, to net 30 days. Accounts receivable are stated net of an allowance for credit losses.

The allowance for expected credit losses is based on the probability of future collection under the current expected credited loss (“CECL”) impairment model. Account balances are written off after all means of collection are exhausted and the balance is deemed uncollectible. Subsequent recoveries are credited to the allowance. Changes in the allowance are recorded as adjustments to credit losses in the period incurred.

The following table presents changes in the allowance for credit losses for the six months ended June 30, 2026:

Balance at December 31, 2025	$41
Change in provision for credit losses	(35)
Balance at June 30, 2026	$6

Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

Warrant Liability – related party

The warrants originally issued in 7GC's initial public offering (the "Public Warrants") are recognized as derivative liabilities in accordance with FASB ASC 815, Derivatives and Hedging ("ASC 815"). Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercise or expiration, and any change in fair value is recognized in the unaudited condensed consolidated statements of operations.

The Public Warrants were initially measured at fair value using a Monte Carlo simulation model and have subsequently been measured based on the listed market price of such warrants. Warrant liabilities are classified as current liabilities on the condensed consolidated balance sheets. The changes in the fair value of the derivative warrant liability is presented in the line item "change in fair value of warrant liabilities – related party" in the accompanying unaudited condensed consolidated statements of operations.

GEM Warrant Liability

The GEM Warrants were not considered indexed to the issuer’s stock pursuant to ASC 815, as the holder’s ability to receive in lieu of the Warrant one percent of the total consideration received by the Company’s stockholders in connection with a Change of Control,

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

where the surviving corporation is not publicly traded, adjusts the settlement value based on items outside the Company’s control in violation of the fixed-for-fixed option pricing model. As such, the Company recorded the Warrants as liabilities initially measured at fair value with subsequent changes in fair value recognized in earnings each reporting period. The changes in the fair value of the derivative warrant liability is presented in the line item "change in fair value of warrant liabilities" in the accompanying unaudited condensed consolidated statements of operations.

Loss Per Share

Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding and pre-funded warrants outstanding during the period. Diluted net loss per share excludes, when applicable, the potential impact of stock options and convertible preferred stock because their effect would be anti-dilutive due to the net loss. Since the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same.

The calculation of basic and diluted net loss per share attributable to common stock was as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Numerator:
Net loss attributable to common shareholders—basic and diluted	$(4,965)	$(7,928)	$(13,382)	$(11,572)

Denominator:
Weighted average shares—basic and diluted (in thousands)	1,627	96	1,176	79
Net loss per share attributable to common shareholders—basic and diluted	$(3.05)	$(82.58)	$(11.38)	$(146.48)

Securities that were excluded from loss per share as their effect would be anti-dilutive due to the net loss that could potentially be dilutive in future periods are as follows:

	As of June 30,
	2026	2025
Options	666	627
RSUs	22,919	10,820
Public warrant shares	1,150	1,150
GEM warrant shares	83	83
Common warrant shares	582,643	28,000
Placement agent warrant shares	223,071	1,585
Total	830,532	42,265

Derivative Financial Instruments

The Company evaluates all its financial instruments to determine if such instruments contain features that qualify as embedded derivatives. Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives are recognized at fair value, with changes in fair value recognized in the unaudited condensed consolidated statements of operations each period. Bifurcated embedded derivatives are classified with the related host contract in the condensed consolidated balance sheets. Refer to Note 7 – Fair Value Measurements and Note 11 – Debt for further detail.

Fair Value of Financial Instruments

In accordance with FASB ASC 820, Fair Value Measurement, the Company uses a three-level hierarchy for fair value measurements of certain assets and liabilities for financial reporting purposes that distinguishes between market participant assumptions developed from market data obtained from outside sources (observable inputs) and the Company's own assumptions about market participant assumptions developed from the best information available to us in the circumstances (unobservable inputs). The fair value hierarchy is divided into three levels based on the source of inputs as follows:

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3: Unobservable inputs which are supported by little or no market activity and values determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

The fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management during the three months ended June 30, 2026 and 2025. The carrying amount of cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses, deferred revenue, and other current liabilities approximated their fair values as of June 30, 2026 and 2025.

Fair Value Option Election

The Company determined the January 2025 Yorkville Note, the September 2025 Yorkville Note, the Agile Notes, the 1800 Diagonal Notes, the Private Placement Convertible Notes, and the Boot Capital Convertible Notes (each as defined in Note 11 – Debt, and together the "FVO Notes") were eligible for the fair value option, in accordance with FASB ASC 825-10-50-28, and made such election to account for these instruments at fair value.

The fair value option may be elected on an instrument-by-instrument basis and is irrevocable unless a new election date occurs. Additional term or other notes may be issued in subsequent periods where the Company would be able to make a fair value option election upon issuance provided eligibility criteria are met. The fair value option election was made to align the accounting for the FVO Notes with the Company's financial reporting objectives and reduce operational effort to account for embedded features that otherwise would require bifurcation as a separate unit of account.

Pursuant to the fair value option election, direct and incremental debt issuance costs and consideration paid to the respective lender were expensed as incurred and recorded in other income (expense), net in the unaudited condensed consolidated statements of operations.

Losses recognized upon issuance of debt represent the difference between issuance date fair value and the proceeds received net of discount or premium, which are recorded in loss on debt issuance in the unaudited condensed consolidated statements of operations.

The Company records the portion of the FVO Notes that are issued and outstanding for accounting purposes at fair value with changes in fair value recorded in change in fair value in the unaudited condensed consolidated statements of operations, except for the portion of the total change in fair value that results from a change in the instrument-specific credit risk of FVO Notes, which is recorded in other comprehensive income (loss), if applicable. Measurement of the change in fair value of the FVO Notes includes accrued interest, whether paid-in-kind or cash.

Accrued interest on the FVO Notes is included in the respective debt instrument's balance on the condensed consolidated balance sheets.

Recent Accounting Pronouncements

Recent accounting pronouncements not yet effective

In November 2024, the FASB issued Accounting Standards Update (“ASU”) ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization included in each relevant expense caption presented on the statement of operations. The guidance also requires disclosure of a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, as well as the total amount of selling expenses and an entity’s definition of selling expenses. This guidance is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption of the amendment is permitted. The Company is currently evaluating the guidance and its impact to its condensed consolidated financial statements and related disclosures.

Recently adopted accounting pronouncements

In July 2025, the FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient to measure credit losses on accounts receivable and contract assets. This guidance is effective for periods beginning after December 15, 2025 and will be adopted prospectively. Early

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

adoption is permitted. The adoption of this guidance did not have a material impact on our condensed consolidated financial statements and related disclosures.

4. Acquisitions

Vidello

On January 31, 2025, the Company closed a previously announced merger with Vidello Limited ("Vidello"), a private limited company registered in England and Wales (the "Vidello Merger"), pursuant to an Agreement and Plan of Merger (the "Vidello Merger Agreement"), dated December 19, 2024, by and among the Company, Vidello, and certain shareholders of Vidello (the "Vidello Shareholders"). At the closing, Vidello Shareholders transferred all the outstanding shares of Vidello to the Company, and Vidello became a direct and wholly owned subsidiary of the Company. At the closing, the Company paid to the Vidello Shareholders, $2,745 in cash (the "Vidello Cash Consideration"), whereby $2.5 million are withheld for indemnification expenses and other holdback provisions in accordance with the Vidello Merger Agreement, and issued 4,491 shares of Class A Common Stock (the "Share Consideration," together with the Cash Consideration, the "Vidello Closing Consideration"). The Company's primary reason for acquiring Vidello was to enhance revenue growth and strengthen the Company's competitive market position through cross selling opportunities. Vidello is a video hosting and marketing platform designed to help businesses manage, customize, and optimize their video content.

With respect to the holdback amount, this consists of three distinct components, being (1) the withholding of $1.0 million, as security for the obligations of Company Shareholders for a period of twelve months (the “Indemnification Holdback Amount”), (2) the withholding of $500 as security for the obligations of Company Shareholders to cooperate with best efforts and in good faith with to complete the transition, integration and related matters of Vidello's business with Parabolic, including, but not limited to (a) the transition of data of Vidello managed and/or held by Vidello to Parabolic, (b) certain services relating to the continued operations of Vidello, and (c) the training of certain employees of Parabolic regarding the operations of Vidello including any proprietary business processes and trade secrets following the Closing, during the six months following the Closing (the “Transition Holdback Period”), and (3) the withholding of $1.0 million subject to certain revenue related conditions being met during the 180 day period following the Closing (the “Revenue Holdback Amount” and together with the Indemnification Holdback Amount and the Transition Holdback Amount, the “Holdback Amount”).

As of December 31, 2025, the Company recognized $486 of expense after foreign currency translation in the consolidated statements of operations related to the Transition Holdback Amount in the line Vidello earnout expense. During the three months ended September 30, 2025, the Company paid the contractual amount of $500 to the Vidello Shareholders for the Transition Holdback Period.

During the three months ended September 30, 2025, the 180 day measurement period for the Revenue Holdback lapsed and the revenue conditions as defined in the Vidello Merger Agreement had not been met. As such the Company recognized a gain on the extinguishment of Vidello revenue holdback of $973 during the three months ended September 30, 2025.

In connection with and as a condition of closing pursuant to the Vidello Merger Agreement, the Company executed and delivered to each Vidello Shareholder a lock-up agreement (the "Vidello Lock-Up Agreement"), pursuant to which, the shareholders of Class A Common Stock and any other securities convertible or exercisable into the shares of Class A Common Stock beneficially owned by them, during the 180-day period following the closing of the Vidello Merger, cannot complete any Prohibited Transfer (as defined in the Vidello Merger Agreement).

Immediately prior to the closing of the Vidello Merger, the directors, and officers of Vidello tendered their resignation, effective at the closing. Pursuant to the Vidello Merger Agreement, the CEO of the Company shall be the sole member of the board of directors of Vidello effective upon the closing of the Vidello Merger.

During the three months ended March 31, 2025, the Company incurred transaction costs of approximately $730 which are included in the unaudited condensed consolidated statements of operations.

The Vidello Merger was accounted for as a business combination under the acquisition method pursuant to FASB ASC 805, Business Combinations (“ASC 805”), with the Company as the accounting acquirer. Under the acquisition method, the total purchase price of the acquisition is allocated to the net identifiable tangible and intangible assets acquired and liabilities assumed based on the fair values as of the acquisition date. The fair value of the consideration transferred totaled $6,268 summarized as follows:

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

Amount
Cash paid at closing	$2,745
Common stock issued to Vidello Stockholders	1,662
Fair value of Holdback Amount	1,861
Total consideration paid	$6,268

The Company allocated the purchase price of the Vidello Merger to the assets acquired and liabilities assumed as of the acquisition date, as follows:

Assets acquired:
Cash and cash equivalents	$68
Property and equipment, net	9
Intangible assets – customer relationships	551
Intangible Assets – trade name	736
Intangible Assets – developed technology	4,010
Total assets	$5,374
Liabilities assumed:
Accounts payable	1
Accrued expenses and other current liabilities	15
Unearned revenue, current	448
Deferred tax liability	1,324
Taxes payable	337
Total liabilities	$2,125
Total identifiable net assets	3,249
Goodwill recorded:
Goodwill	3,019
Total consideration	$6,268

Goodwill recognized is not expected to be deductible for tax purposes. We believe that in this acquisition goodwill represents the value of Vidello's existing products, combined with the added business synergies of integrating with the existing Parabolic products and customer base.

All intangible assets acquired are subject to amortization and their associated estimated useful lives are as follows:

Estimated
Intangible Assets	Useful Life
Customer relationships	6 years
Trade name	10 years
Developed technology	7 - 8 years

Net income in the unaudited condensed consolidated statements of operations for the three and six months ended June 30, 2025 includes net income of approximately $163 and $484, respectively, of Vidello from the date of acquisition to June 30, 2025.

Pro forma disclosure for the Vidello acquisition

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company as if the Merger with Vidello had taken place on January 1, 2025. The pro forma results presented are the result of combining the revenues and earnings of the Company with the revenues and earnings of Vidello. The Company did not have any material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date:

	For the Six Months Ended June 30,
	2026	2025
Revenue	$4,969	$6,736
Cost of revenue	971	1,350
Operating expenses	14,164	15,166
Total other expenses (income), net	3,349	1,982
Loss before income taxes attributable to common stockholders	(13,515)	(11,762)

5. Related Party Transactions

Debt Restructuring Agreement with CP BF

On September 5, 2024, the Company and CP BF agreed to amend the outstanding balance of all debt previously in the form of one term note and two convertible notes into one consolidated convertible note. The consolidated convertible note was issued on September 23, 2024. Additionally on September 23, 2024, the Company and CP BF entered into a share purchase agreement where the Company issued equity in the form of common stock, common stock warrants and pre-funded warrants to CP BF for the reduction of $2 million of debt under the consolidated convertible note. See Note 11 – Debt, for further details related to the transaction and associated balances.

6. Revenue

Revenue is generated through the Company providing marketing and webinar platform subscription software service for a set period of time. The Company’s services include providing end-to-end video engagement solutions that provide a fast, intuitive and powerful platform of marketing tools that create more intent-driven videos, webinars, virtual events and other digital and in-person marketing campaigns. As noted within the statements of work and/or invoices, agreements range from monthly, to annual, to multi-year and we generally have net 30-day payment terms with the payment made directly through check or electronic means. Management believes its exposure to credit risk is sufficiently mitigated by collection through credit card sales or direct payment from established clients.

At contract inception, once the contract is determined to be within the scope of FASB ASC 606, Revenue from Contracts with Customers, ("ASC 606"), the Company only applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. The Company recognizes revenues following the five-step model prescribed under ASC 606:

1.	identify contract(s) with a customer;
2.	identify the performance obligation(s) in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligation(s) in the contract; and
5.	recognize revenues when (or as) the Company satisfies a performance obligation.

Revenue from contracts with customers are not recorded until the Company has the approval and commitment from the parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance and collectability of the consideration is probable.

The Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. When an arrangement contains more than one performance obligation, the Company will allocate the transaction price to each performance obligation on a relative standalone selling price basis. The Company utilizes the observable price of products and services when they are sold separately to similar customers in order to estimate standalone selling price.

The Company recognizes revenue in an amount that reflects the consideration to which it expects to be entitled in exchange for the transfer of promised services to its customers.

Revenue is recognized when a performance obligation is satisfied by transferring control of the service to the customer, which occurs over time. The Company considers this method a faithful depiction of the transfer of control as services are substantially the same and

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

have the same pattern of transfer over the life of the contract. Sales, value add, and other taxes collected on behalf of third parties are excluded from revenue.

The following indicators are evaluated in determining when control has passed to the customer: (i) whether the Company has a right to payment for the product or service, (ii) whether the customer has legal title to the product or service, (iii) whether the Company has transferred physical possession of the product or service to the customer, (iv) whether the customer has the significant risk and rewards of ownership of the product or service and (v) whether the customer has accepted the product or service.

The Company also evaluates the following indicators, amongst others, when determining whether it is acting as a principal in the transaction (and therefore whether to record revenue on a gross basis): (i) whether the Company is primarily responsible for fulfilling the promise to provide the specified good or service, (ii) whether the Company has the inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer and (iii) whether the Company has the discretion to establish the price for the specified good or service. If the terms of a transaction do not indicate that the Company is acting as a principal in the transaction, then the Company is acting as an agent in the transaction and therefore, the associated revenue is recognized on a net basis (that is revenue net of costs).

Nature of Products and Services

The following is a description of the Company’s products and services from which the Company generates revenue, as well as the nature, timing of satisfaction of performance obligations, and significant payment terms for each, as applicable:

Demio

The Demio product is a full-stack technology that marketers can leverage live and automated for video marketing content such as webinars and virtual events. Software products are provided to Demio customers for a range of attendees and hosts within a specified time frame at a specified established price. The performance obligations identified include access to the suite and platform, within the parameters established, and within the standards established in the agreement. Contracts include a standalone selling price for the number of webinars and hosts as a performance obligation. There are no financing components and payments are typically net 30 of date or receipt of invoice. It is nearly 100% certain that a significant revenue reversal will not occur. The Company recognizes revenue for its sale of Demio services over time which corresponds with the period of time that access to the service is provided.

Reach

While the Reach product is in the process of being phased out, the Company continues to generate revenues from the product. The Reach product provides a multi-channel targeted audience acquisition (via Reach) to bolster engagement and Return on Investment (ROI). Reach enables marketing teams to create winning webinars and virtual and in-person events that increase marketing efficiency and drive additional revenue. Software products are provided to Reach customers for a range of simultaneous events and registrations within a specified time frame at a specified established price. The performance obligations identified include access to the suite and platform, within the parameters established, and within the standards established in the agreement. Contracts include a standalone selling price for the number of simultaneous published events as a performance obligation. There are no financing components and payments are typically net 30 of date or receipt of invoice. It is nearly 100% certain that a significant revenue reversal will not occur. The Company recognizes revenue for its sale of Reach services over time which corresponds with the timing the service is rendered.

OpenReel

The OpenReel product offers subscription-based software as a service (SaaS) offerings to enterprise, media, entertainment and agency teams to remotely control, direct, script, film, and collaborate on high definition video projects from a mobile device or webcam. The Company enters into fixed price subscription contracts with customers, which can be monthly, annual, or multi-year agreements which auto-renew without discount for additional periods of the same duration as the initial term, unless either party requests termination in writing at least thirty (30) days prior to the end of the initial service term. The subscription revenues are recognized ratably over the term of the service agreement, which is considered an output method, as the obligation of hosting the SaaS product is fulfilled over the course of the agreement. The Company does not charge for implementation or recognize any revenues upfront due to minimal effort required. There are no financing components and payments are typically net 30 of date of receipt of invoice, or typically net 90 date of receipt of invoice for customers on multi-year subscription agreement contracts. It is nearly 100% certain that a significant revenue reversal will not occur.

Vidello

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

The Vidello product is a video hosting and marketing platform designed to help businesses manage, customize, and optimize their video content. Revenue is generated through Vidello providing video hosting and marketing platform subscription software service for a set period of time. Customer contracting is achieved via self-service and invoicing is initiated automatically once the customer accepts the terms and conditions on the platform, based on their selection of the desired subscription product. When execution or completion of the contract occurs, the contract is valid and revenue is earned when the service is provided for each period of performance, daily. The amount is paid by the customer based on the contract terms monthly, annually or indefinite with the majority paid via credit card processing.

Service Trade Revenue

The Company has one customer for which the customer is also a vendor. For this one customer, the Company exchanged services for approximately $62 and $177, during the six months ended June 30, 2026 and 2025, respectively.

Disaggregation of Revenue

The following table summarizes revenue by region based on the billing address of customers for the periods presented:

	Three Months Ended June 30,
	2026		2025
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Americas	$1,675	74%	$2,390	76%
Europe, Middle East and Africa (EMEA)	463	20%	556	18%
Asia Pacific	135	6%	181	6%
Total	$2,273	100%	$3,127	100%

	Six Months Ended June 30,
	2026		2025
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Americas	$3,745	75%	$5,002	77%
Europe, Middle East and Africa (EMEA)	949	19%	1,112	17%
Asia Pacific	275	6%	392	6%
Total	$4,969	100%	$6,506	100%

Contract Balances

Accounts Receivable, Net

A receivable is recorded when an unconditional right to invoice and receive payment exists, such that only the passage of time is required before payment of consideration is due. The Company receives payments from customers based upon agreed-upon contractual terms, typically within 30 days of invoicing the customer. The timing of revenue recognition may differ from the timing of invoicing to customers.

The following table summarizes accounts receivable, net as of the dates presented:

Balance – December 31, 2025	709
Balance – June 30, 2026	399

Costs to Obtain a Contract

The following summarizes the activity related to costs to obtain a contract during the periods presented:

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

Balance – December 31, 2025	$96
Commissions incurred	161
Deferred commissions recognized	(103)
Balance – March 31, 2026	$154
Commissions incurred	77
Deferred commissions recognized	(92)
Balance – June 30, 2026	$139

Balance – December 31, 2024	$32
Commissions incurred	57
Deferred commissions recognized	(50)
Balance – March 31, 2025	$39
Commissions incurred	40
Deferred commissions recognized	(26)
Balance – June 30, 2025	$53

Deferred Revenue

Deferred revenue represents amounts that have been collected in advance of revenue recognition and is recognized as revenue when transfer of control to customers has occurred or services have been provided. The deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable revenue agreements. Differences between the revenue recognized per the below schedule, and the revenue recognized per the consolidated statement of operations, reflect amounts not recognized through the deferred revenue process, and which have been determined to be insignificant. For the six months ended June 30, 2026 and the year ended December 31, 2025, the Company recognized $2,914 and $3,868 in revenue that was included in the prior year deferred revenue balance, respectively.

The change in total deferred revenue was as follows for the periods indicated:

	Six Months Ended	Year Ended
	June 30, 2026	December 31, 2025
Total deferred revenue, beginning of period	$3,736	$4,052
Billings	4,411	9,487
Revenue recognized (prior year deferred revenue)	(2,914)	(3,868)
Revenue recognized (current year deferred revenue)	(2,054)	(6,383)
Acquired deferred revenue of Vidello (see Note 4 – Acquisitions)	—	448
Total deferred revenue, end of period	$3,179	$3,736

7. Fair Value Measurements

The fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of and during the periods ended June 30, 2026 and the year ended December 31, 2025. The carrying amount of accounts payable approximated fair value as they are short term in nature.

Fair Value on a Recurring Basis

The Company follows the guidance in FASB ASC 820, Fair Value Measurement for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following table presents information about the Company’s financial instruments that are measured at fair value on a recurring basis at June 30, 2026 and December 31, 2025, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

Description	Level	June 30, 2026	December 31, 2025
Assets:
Bifurcated embedded derivative asset – related party	3	$—	$9
Definite-lived intangibles (1)	3	7,434	8,027
Goodwill (1)	3	21,992	21,992
Liabilities:
Warrant liabilities – public	1	—	—
GEM warrant liabilities	3	—	—
Earnout liability (Note 4)	3	500	991
Yorkville convertible note	3	—	1,200
Agile term notes	3	70	1,728
1800 Diagonal convertible notes	3	754	747
Private Placement Convertible Notes	3	484	1,856
Private Placement Warrants	3	1,699	296
Bifurcated embedded derivative liability – related party	3	34	—
Boot Capital note	3	64	116
TVT Capital note	3	601	—

(1) For assets and liabilities that are measured at fair value on the acquisition date, see Note 4 – Acquisitions.

Warrant Liability - Public Warrants

The following table summarizes the changes in the fair value of the Public Warrants liability for the six months ended June 30, 2026. See also Note 12 – Warrant Liabilities.

Public Warrants
Balance at December 31, 2025	$—
Change in fair value	—
Balance at June 30, 2026	$—

Warrant Liability - GEM Warrants

The measurement of fair value of the GEM Warrants was determined utilizing a Monte Carlo simulation considering all relevant assumptions current at the date of issuance, including share price, exercise price, term, volatility, risk-free rate, probability of dilutive term of three years, and expected time to conversion. See also Note 12 – Warrant Liabilities.

The following table summarizes the changes in the fair value of the GEM Warrants liability for the six months ended June 30, 2026:

GEM Warrants
Balance at December 31, 2025	$—
Change in fair value	—
Balance at June 30, 2026	$—

Yorkville Convertible Notes

The measurement of fair value of the Yorkville convertible notes were determined utilizing a Monte Carlo simulation considering all relevant assumptions current at the date of issuance, including the Company's share price, remaining term, volatility, risk-free rate, market interest rate, and probability of optional redemption). See also Note 11 – Debt.

The following table summarizes the changes in the fair value of the Yorkville convertible notes for the six months ended June 30, 2026:

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

Yorkville Convertible Note
Balance at December 31, 2025	$1,200
Repayment in cash of Yorkville convertible notes	(1,218)
Change in fair value	18
Balance at June 30, 2026	$—

Bifurcated Embedded Derivative Assets (Liabilities) - related party

The measurement of the fair value of the embedded put options relating to the related party CP BF Convertible Note issued on September 23, 2024 was determined using the Black-Scholes option pricing model. Key inputs into these models included the timing and probability of the identified scenarios, and for Black-Scholes option pricing models used for notes that included a valuation cap, equity values, risk-free rate and volatility.

Estimating fair values of embedded conversion features requires the development of significant and subjective estimates that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors. Because the embedded conversion features are initially and subsequently carried at fair values, the Company’s consolidated statements of operations will reflect the volatility in these estimate and assumption changes.

The related party CP BF Convertible Note has an embedded redemption put feature upon a Prepayment and Default Interest triggering events that are unrelated to the creditworthiness of the Company are not clearly and closely related to the debt host instrument, were separated and bundled together as a derivative ("Derivative") and assigned probabilities of being affected and initially measured at fair value in the amount of $12. The fair value of the Derivative was estimated utilizing the with and without method which uses the probability weighted difference between the scenarios with the Derivative and the plain vanilla maturity scenario without a Derivative

The following table summarizes the changes in the fair value of the Derivative asset (liability) for the six months ended June 30, 2026, relating to the Convertible Note to CP BF issued on September 23, 2024:

Derivative Asset (Liability)
Balance at December 31, 2025 - Bifurcated embedded derivative asset – related party	$9
Change in fair value	(43)
Balance at June 30, 2026 - Bifurcated embedded derivative liability – related party	$(34)

Agile Term Notes

The measurement of fair value of the Agile term notes ("Agile Notes") was determined using a discounted cash flow model to calculate the fair value. Key inputs for the discounted cash flow model include the contractual term of the note and a market participant interest rate.

The Agile Notes include contingent redemption (put) rights which trigger mandatory prepayment and a make-whole premium upon certain events including an event of default, and defaulted contingent interest upon an event of default. Due to the contingent redemption put feature and default interest embedded feature within the Agile Notes, the Company elected the fair value option for the Agile Notes at their respective dates of issuance pursuant to ASC 825 Financial Instruments (“ASC 825”).

Refer to Note 11 – Debt for a summary of the changes in the fair value of the Agile Notes.

1800 Diagonal Convertible Notes

The measurement of the fair value of each of the convertible promissory notes with 1800 Diagonal Lending was determined using the Black-Scholes option pricing model. Key inputs used for the model include the stock price, volatility, the contractual term of the note, risk-free interest rates and dividend yield.

Refer to Note 11 – Debt for a summary of the changes in the fair value of the 1800 Diagonal Convertible Notes.

3i, LP Private Placement Offering

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

The measurement of the fair value of the Private Placement Convertible Notes was determined using a Monte Carlo simulation. Key inputs into the simulation include the remaining term, the market interest rate, risk-free rate, equity volatility, and probability of default.

Refer to Note 11 – Debt for a summary of the changes in the fair value of the Private Placement Convertible Notes, and to Note 12 – Warrant Liabilities for a description of the warrants issued in connection with the Private Placement Offering.

Warrant Liability - Private Placement Warrants

The Private Placement Warrants were not considered indexed to the issuer’s stock pursuant to ASC 815, as the holder’s ability to receive in lieu of the Warrant, cash in an amount equal to the Black Scholes Value ("Black Scholes Value") in connection with a Change of Control, adjusts the settlement value based on items outside the Company’s control in violation of the fixed-for-fixed option pricing model. As such, the Company recorded the Warrants as liabilities initially measured at fair value with subsequent changes in fair value recognized in earnings each reporting period. Refer to Note 12 – Warrant Liabilities for further details.

The measurement of fair value was determined utilizing a Monte Carlo simulation considering all relevant assumptions current at the date of issuance, including share price, term, risk-free rate, exercise price and dividend yield.

The following tables summarize the ranges of inputs to and the changes in the fair value of the Private Placement Warrant liability for the six months ended June 30, 2026:

Key Inputs	June 30, 2026

Stock price	$3.02
Contractual term (years)	2.00 - 4.62
Risk-free rate	4.10% - 4.14%
Volatility(1)	127.1% - 134.4%
Exercise Price	$3.30
Dividend yield	0.00%

Private Placement Warrants
Balance at December 31, 2025	$296
Loss on issuance – February Warrant	559
Change in fair value	844
Balance at June 30, 2026	$1,699

8. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at the dates indicated:

	June 30, 2026	December 31, 2025
Prepaid expenses and other current assets:
Prepaid software costs	$213	$154
Service trade	52	114
Employee receivable	28	13
Prepaid insurance costs	214	7
Prepaid commissions	140	96
Prepaid merchant fees	64	61
Other current assets	41	—
Total prepaid expenses and other current assets	$752	$445

9. Goodwill and Intangible Assets, Net

The following is a summary of goodwill by reportable segment as of and for the six months ended June 30, 2026:

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

	Banzai Operating Co.	Vidello	OpenReel	Consolidated
Goodwill – December 31, 2025	$2,172	$3,019	$16,801	$21,992
Goodwill – June 30, 2026	$2,172	$3,019	$16,801	$21,992

Intangible Assets

Intangible assets subject to amortization consist of the following:

	Estimated Useful Life (years):	June 30, 2026
Customer relationships	6 - 7	$1,140
Trade name	10 - 15	1,637
Technology	6 - 8	6,425
Intangible assets, gross		9,202
Less: Accumulated amortization		(1,768)
Intangible assets, net		$7,434

Total amortization expense related to intangible assets was $607 for the six months ended June 30, 2026. Expected amortization expense is as follows:

Remainder of 2026	$608
2027	1,215
2028	1,215
2029	1,215
2030	1,206
Thereafter	1,975
Total	$7,434

10. Accrued and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following at the dates indicated:

	June 30, 2026	December 31, 2025
Accrued expenses and other current liabilities:
Accrued accounting and professional services costs	$1,287	$2,365
Sales tax payable	184	251
Excise tax payable	224	224
Provision for tax payable	569	578
Accrued payroll and benefit costs	683	440
Accrued legal costs	154	168
Accrued subscription costs	47	53
Accrued streaming service costs	214	51
Other current liabilities	119	224
Total accrued expenses and other current liabilities	$3,481	$4,354

11. Debt

Convertible notes

Promissory Note - GEM

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

On December 14, 2023, the Company and GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, “GEM”) agreed to terminate in its entirety the GEM Agreement, pursuant to which GEM was to purchase from the Company shares of common stock having an aggregate value up to $100 million and the Company was required to make and execute a warrant ("GEM Warrant"). The Company’s obligation to issue the GEM Warrant remained, granting GEM the right to purchase Class A Common Stock in an amount equal to 3% of the total number of equity interests outstanding as of the Closing, calculated on a fully diluted basis, at an exercise price on the terms and conditions set forth therein, in exchange for issuance of a $2.0 million convertible debenture with a five-year maturity and 0% coupon. Due to the determination of the final terms of the planned $2.0 million convertible debenture having not been finalized, nor the final agreement related to the convertible debenture having been executed, as of December 31, 2023, the Company recognized, concurrent with the close of the merger, a liability for the GEM commitment fee, along with a corresponding GEM commitment fee expense, in the amount of $2.0 million.

On February 5, 2024, the Company and GEM entered into a settlement agreement (the “GEM Settlement Agreement”), pursuant to which (a) the Company and GEM agreed to (i) settle the Company’s obligations under and terminate the binding term sheet entered into between Legacy Parabolic and GEM, dated December 13, 2023, and (ii) terminate the share repurchase agreement, dated May 27, 2022, by and among the Company and GEM, and (b) the Company (i) agreed to pay GEM $1.2 million in cash within three business days of the GEM Settlement Agreement and (ii) issued to GEM, on February 5, 2024, an unsecured promissory zero coupon note in the amount of $1.0 million, payable in monthly installments of $100 beginning on March 1, 2024, with the final payment to be made on December 1, 2024 (the “GEM Promissory Note”). The Company paid GEM the $1.2 million in cash in February 2024.

The GEM Promissory Note provides that, in the event the Company fails to make a required monthly payment when due, the Company shall issue to GEM a number of shares of Class A Common Stock equal to the monthly payment amount divided by the VWAP of the Class A Common Stock for the trading day immediately preceding the applicable payment due date. In addition, the Company agreed to register on a registration statement 10,000 shares of Class A Common Stock that may be issuable under the terms of the GEM Promissory Note. The GEM Promissory Note contains customary events of default. If an event of default occurs, GEM may, at its option, demand from the Company immediate payment of any outstanding balance under the GEM Promissory Note. The GEM Promissory Note is recorded in the line Convertible notes on the Company's condensed consolidated balance sheets.

As of December 31, 2024, the Company issued an aggregate of 950 shares of Class A Common Stock to GEM in lieu of monthly payment obligations and during the three months ended March 31, 2025 the Company paid an aggregate of $215 to satisfy the remaining balance of the GEM Promissory Note.

Yorkville Convertible Notes

On December 14, 2023, in connection with and pursuant to the terms of its Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD, a Cayman Islands exempt limited partnership managed by Yorkville Advisors Global, LP (“Yorkville”), (refer to Note 14 – Equity for further details on the SEPA), Yorkville agreed to advance to the Company, in exchange for convertible promissory notes, an aggregate principal amount of up to $3.5 million, $2.0 million of which was funded at the Closing in exchange for the issuance by the Company of a Convertible Promissory Note (the “December Yorkville Convertible Note”). The Company received net proceeds of $1.8 million after a non-cash original issue discount of $200.

On February 5, 2024, the Company and Yorkville entered into a supplemental agreement (the “SEPA Supplemental Agreement”) to increase the amount of convertible promissory notes allowed to be issued under SEPA by $1.0 million (the “Additional Pre-Paid Advance Amount”), for an aggregate principal amount of $4.5 million to be advanced by Yorkville to the Company in the form of convertible promissory notes. On February 5, 2024 in exchange for a promissory note in the principal amount of $1.0 million (the “February Yorkville Promissory Note”), with the same terms as the December Yorkville Convertible Note, the Company received net proceeds of $900 after an original issue discount of $100.

On March 26, 2024, the Company, in exchange for a convertible promissory note with a principal amount of $1.5 million (the "March Yorkville Promissory Note" and, together with the December Yorkville Convertible Note and February Yorkville Promissory Note, the "Yorkville Promissory Notes"), received net proceeds of $1,250 after an original issue discount of $250.

On May 3, 2024, the Company and Yorkville entered into a Debt Repayment Agreement (the “Original Debt Repayment Agreement”) with respect to the Yorkville Promissory Notes. Under the Original Debt Repayment Agreement, Yorkville agreed that, upon completion of a Company registered offering and repayment of an aggregate $2.0 million outstanding under the Yorkville Promissory Notes (the “Original Repayment Amount”), Yorkville would not deliver to the Company any Investor Notice (as defined in the SEPA) and would not exercise its right to convert the remainder of the amount outstanding under the Yorkville Promissory Notes for a period commencing on the date of the closing of the offering and ending on the date that is 90 days thereafter. Under the Original Debt Repayment Agreement,

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

the Company and Yorkville also agreed to extend the maturity date of the Yorkville Promissory Notes to the date that is 120 days after the closing of the offering and to satisfy the $200 payment premium due in connection with an early redemption through the issuance of an Advance Notice (as defined in the SEPA) for shares of the Company’s Class A Common Stock, par value $0.0001 per share. The Original Debt Repayment Agreement was conditioned on the completion of the offering by June 2, 2024.

On May 22, 2024, the Company and Yorkville entered into an Amended and Restated Debt Repayment Agreement (the “Amended Debt Repayment Agreement”) with respect to the Yorkville Promissory Notes, which amends and restates the Original Debt Repayment Agreement. Under the Amended Debt Repayment Agreement, Yorkville has agreed that, upon completion of a registered offering and repayment of an aggregate $750 outstanding under the Yorkville Promissory Notes (the “Amended Repayment Amount”), Yorkville will not deliver to the Company any Investor Notice (as defined in the SEPA) and will not exercise its right to convert the remainder of the amount outstanding under the Yorkville Promissory Notes for a period commencing on the date of the closing of the offering and ending on the date that is 90 days thereafter (the “Stand-still Period”); provided that the Company will seek any consents necessary to allow Yorkville to issue Investor Notices or exercise its right to convert the remainder of the amount outstanding under the Yorkville Promissory Notes after a period of 60 days following the closing of the offering. Under the Amended Debt Repayment Agreement, the Company and Yorkville also agreed to extend the maturity date of the Yorkville Promissory Notes to the date that is 120 days after the closing of the offering and to satisfy the $75 payment premium due in connection with an early redemption through the issuance of an Advance Notice for shares of Class A Common Stock (the “Q2 Prepayment Premium”). The Amended Debt Repayment Agreement was conditioned on the completion of the offering by May 29, 2024, which condition was satisfied upon the closing of the offering on May 28, 2024 (the "May 2024 Offering").

Pursuant to the terms of the Amended Repayment Agreement, the Company made a cash principal payment of $750 on May 31, 2024 (the “Repayment Date”), and issued an Advance Notice for the purchase of 60 shares of Class A Common Stock (the “Premium Advance Shares”) (representing the number of shares the Company reasonably believed would be sufficient to result in net proceeds of $75 as of the Repayment Date) (the “Premium Advance”). The total purchase price for the Premium Advance was $110, of which $75 was applied in satisfaction of the Payment Premium, and the remaining $35 was paid by Yorkville to the Company in cash (the “Cash Surplus”). The Premium Advance Shares were recorded at fair value totaling $116 on the Repayment Date, and the excess of fair value over the Cash Surplus was recorded to the consolidated statement of operations in line Yorkville prepayment premium expense.

On September 20, 2024, the Company entered into a Floor Price Reduction Agreement (the “Floor Price Reduction Agreement”) with Yorkville. The Company and Yorkville, pursuant to the Floor Price Adjustment Agreement, agreed to amend and restate the prior repayment agreements such that the outstanding principal under the Amended Debt Repayment Agreement was reduced to $0.7 million, with no remaining interest, the floor price, as described in the Outstanding Promissory Notes, was adjusted to $400.00 per share, and the maturity date for the Outstanding Promissory Notes is extended by 120 days to January 17, 2025.

The Yorkville Promissory Notes have a maturity date (as modified by the Floor Price Reduction Agreement) of January 17, 2025, and accrue interest at 0% per annum, subject to an increase to 18% per annum upon events of default as defined in the agreement. As of June 30, 2026, no events of default have occurred.

Yorkville has the right to convert any portion of the outstanding principal into shares of Class A common stock at any time subsequent to the Stand-still Period through maturity. The number of shares issuable upon conversion is equal to the amount of principal to be converted (as specified by Yorkville) divided by the Conversion Price (as defined in the Standby Equity Purchase Agreement disclosure in Note 14 – Equity). Yorkville will not have the right to convert any portion of the principal to the extent that after giving effect to such conversion, Yorkville would beneficially own in excess of 9.99% of the total number of shares of Class A Common Stock outstanding after giving effect to such conversion.

Additionally, the Company, at its option, shall have the right, but not the obligation, to redeem early a portion or all amounts outstanding under the Promissory Notes at a redemption amount equal to the outstanding principal balance being repaid or redeemed, plus a 10% prepayment premium, plus all accrued and unpaid interest; provided that (i) the Company provides Yorkville with no less than ten trading days’ prior written notice thereof and (ii) on the date such notice is issued, the VWAP of the Class A Common Stock is less than the Fixed Price.

Upon the occurrence of certain triggering events, as defined in the Yorkville Promissory Notes agreement (each an "Amortization Event"), the Company may be required to make monthly repayments of amounts outstanding under the Yorkville Promissory Notes, with each monthly repayment to be in an amount equal to the sum of (x) $1 million, plus (y) 10% in respect of such amount, and (z) all outstanding accrued and unpaid interest as of each payment date.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

During January 2024, the Company’s stock price fell below the then in effect Floor Price (as defined in the Standby Equity Purchase Agreement disclosure in Note 14 – Equity) of $400.00 per share for five trading days during a period of seven consecutive trading days (an Amortization Event under the terms of the December Yorkville Convertible Note agreement), thus triggering amortization payments under the terms of the December Yorkville Convertible Note. On January 24, 2024, Yorkville agreed to waive the Amortization Event trigger, prior to the date upon which any amortization payment would have been required. As discussed in the definitions below, the Floor Price was reset on February 14, 2024, in conjunction with the effective date of the Company’s Registration Statement, at a price of $58.80 per share of Class A Common Stock, thus curing the Amortization Event condition.

During the year ended December 31, 2024, $2.0 million of the full outstanding principal under the December Yorkville Convertible Note, respectively, was converted into 1,377 shares of Class A Common stock of the Company. During the year ended December 31, 2024, the full principal amount of $1.0 million under the February Yorkville Promissory Note was converted into 245 Class A Common stock of the Company. During the year ended December 31, 2024, the full outstanding principal amount of $750 under the March Yorkville Promissory Note was converted into 750 shares of Class A Common Stock.

On January 30, 2025 (the “Issuance Date”), in connection with and pursuant to the terms of the SEPA (refer to Note 14 – Equity for further details), Yorkville agreed to advance to the Company, in exchange for a Convertible Promissory Note (the “January 2025 Yorkville Note”), a total principal amount of $3.5 million. The Company received net proceeds of $3,140 after an original issue discount of $350, and $10 in debt issuance costs paid to Yorkville.

The January 2025 Yorkville Note had a maturity date of July 31, 2025, but may be extended at the option of the Company. Beginning on the 30th day from the Issuance Date, and continuing on the same day of each successive calendar month thereafter, (each, an “Installment Date”), the Company shall repay a portion of the outstanding balance of the January 2025 Yorkville Note in an amount equal to the sum of (i) $1.0 million of principal (or the outstanding Principal if less than such amount), plus (ii) a payment premium (in an amount equal to 4% of the Principal amount being paid (the “Payment Premium”), and (iii) accrued and unpaid interest as of each Installment Date (collectively, the “Installment Amount”). The Company maintains the right to pay each Installment Amount in cash or via an Advance Notice pursuant to the SEPA or any combination thereof. The January 2025 Yorkville Note bears an interest rate of 0% for the first 90 days following the Issuance Date, and 6% thereafter (the “Interest Rate”). The Interest Rate shall increase to an annual rate of 18% upon the occurrence of an Event of Default (as defined by the January 2025 Yorkville Note). The January 2025 Yorkville Note is convertible into shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), at a conversion price of $400.00 per share (the “Conversion Price”). The Investor may elect to convert part or all of the outstanding balance of the Note at any time or from time to time after the Issuance Date. The Company may prepay the outstanding amount at any time, in whole or in part, subject to a 4% premium, provided that (i) the Company provides the Investor with at least 10 trading days’ prior written notice (each, a “Redemption Notice”) of its desire to prepay the outstanding amount (an “Optional Redemption”), and (ii) on the date the Redemption Notice is issued, the VWAP of the Class A Common Stock is less than the Conversion Price. Pursuant to the January 2025 Yorkville Note, the Company made payments totaling approximately $3,640, of which approximately $3,500 was applied against outstanding principal, and approximately $140 was paid to Yorkville as Payment Premiums and expensed as incurred. As of June 30, 2025, the January 2025 Yorkville Note was fully repaid.

On September 16, 2025, the Company entered into a Convertible Promissory Note (the “September 2025 Yorkville Note”) with Yorkville in principal amount of $2.0 million (the “Original Principal Amount”) to the Company, to be used as an advance under the SEPA. The Company received $890 from the Investor on that same date (“Advance #1), which reflects 50% of the Original Principal Amount, less 10% discount, and certain fees owed at such time. Upon the effectiveness of the registration statement on Form S-1, originally filed with the SEC on September 12, 2025 (File No. 333-290241) and the delivery of a closing statement, the Company received the remaining 50% of the Original Principal Amount, or $1.0 million, less 10% discount of the Original Principal Amount, netted from the purchase price due and structured as a purchase discount (“Advance #2”).

The September 2025 Yorkville Note was issued on September 16, 2025 and the maturity date of the September 2025 Yorkville Note is March 16, 2026, but may be extended at the option of the Company. Beginning on the 30th day from the date of issuance, and continuing on the same day of each successive calendar month thereafter, (each, an “Installment Date”), the Company shall repay a portion of the outstanding balance of the Note in an amount equal to the sum of (i) $500 of principal (or the outstanding Principal if less than such amount), plus (ii) a payment premium in an amount equal to 4% of the Principal amount being paid (the “Payment Premium”), and (iii) accrued and unpaid interest hereunder as of each Installment Date (collectively, the “Installment Amount”). The Company maintains the right to pay each Installment Amount in cash or via an Advance Notice pursuant to the SEPA or any combination thereof. The September 2025 Yorkville Note bears an interest annual rate of 6%, which shall increase to 18% upon the occurrence of an Event of Default, as defined in the September 2025 Yorkville Note. The September 2025 Yorkville Note is convertible into shares of the Company’s Class A common stock, par value $0.0001 per share, at a conversion price of $50.00 per share (the “Conversion Price”). The Investor may elect to convert part or all of the outstanding balance of the September 2025 Yorkville Note at any time or from time

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

to time after the date of issuance. The Company maintains the right to redeem all or any part of the September 2025 Yorkville Note, at any time, provided that (i) the Company provides the Investor with at least 10 trading days’ prior written notice (each, a “Redemption Notice”) of its desire to prepay the outstanding amount (an “Optional Redemption”), and (ii) on the date the Redemption Notice is issued, the VWAP of the Class A Common Stock is less than the Conversion Price.

On October 6, 2025, the Company issued an Advance Notice to Yorkville pursuant to the SEPA in which the Company requested the purchase of 5,750 shares of the Company's Class A Common Stock at a purchase price of $61.60 for a total purchase price of $354 to be applied against the outstanding Yorkville Convertible Notes. Upon settlement on October 8, 2025, the Company issued 5,750 shares of Class A Common Stock to Yorkville.

On October 13, 2025, the Company issued an Advance Notice to Yorkville pursuant to the SEPA in which the Company requested the purchase of 3,250 shares of the Company's Class A Common Stock at a purchase price of $59.00 for a total purchase price of $191 to be applied against the outstanding Yorkville Convertible Notes. Upon settlement on October 15, 2025, the Company issued 3,250 shares of Class A Common Stock to Yorkville.

Between April 24, 2026 and May 6, 2026, the Company issued Advance Notices to Yorkville pursuant to the SEPA in which the Company requested the purchase of approximately 155,000 shares of the Company's Class A Common Stock at an aggregate gross value of approximately $896, and net proceeds of approximately $368 were applied against the outstanding Yorkville Convertible Notes.

Term and Convertible notes - related party (CP BF)

During 2021, the Company entered into a loan agreement with CP BF Lending, LLC (“CP BF”) comprised of a Term Note and a Convertible Note. The Term Note bears cash interest at a rate of 14% per annum paid monthly and accrued interest payable-in-kind (“PIK”) cumulatively at 1.5% per annum. The outstanding principal balance of the Term Note together with accrued and unpaid interest thereon, unpaid fees and expenses and any other Obligations then due, shall be paid on February 19, 2025 (“Loan Maturity Date”). The Convertible Note accrues PIK interest cumulatively at a rate of 15.5% per annum, and is convertible into Class A Common Stock upon Qualified Financing (as defined in the agreement), upon a Change of Control (as defined in the agreement), upon Prepayment, or at Maturity at a conversion price, which was $50.00 per unit at June 30, 2026. If not sooner converted or prepaid, the Convertible Note principal together with accrued and unpaid interest thereon, unpaid fees and expenses and any other Obligations then due, shall be paid on the Loan Maturity Date.

For all respective periods presented, the Company was not in compliance with the Minimum Gross Profit Margin covenant in section 7.14.1 of the Loan Agreement, the Minimum ARR Growth covenant in section 7.14.2 of the Loan Agreement, and the Fixed Charge Coverage Ratio covenant in section 7.14.3 of the Loan Agreement. As a result of the Company's noncompliance with the financial covenants, the entire principal amount and all unpaid and accrued interest will be classified as current on the Company's consolidated balance sheets.

On October 10, 2022 the Loan Agreement was amended, where CP BF waived payment by the Company of four months of cash interest with respect to the Term Note in replacement for a Convertible Note (“First Amendment Convertible Note”) in the principal amount of $321, which is not considered an Additional Loan as defined above. The First Amendment Convertible Note has the same features as the Convertible Note described above.

The effective interest rate for the Term Note was 16% and interest expense totaled $851 for the year ended December 31, 2024, comprised of $773 of contractual interest and $79 of amortization of the discount. The effective interest rate for the CP BF Convertible Note and First Amendment Convertible Note was 16% for the year ended December 31, 2024. For the year ended December 31, 2024, interest expense on the Convertible Notes totaled $350 comprised of $326 of contractual interest and $25 for the amortization of the discount.

Convertible notes - related party (CP BF restructuring)

On September 5, 2024, the Company entered into a side letter to the loan agreement with CP BF whereby the Company agreed to consolidate the Term Note, CP BF Convertible Note and First Amendment Convertible Note (combined the "Old CP BF Notes") into a single convertible note (the "2024 CP BF Convertible Note"). In accordance with FASB ASC 470, Debt, the Company treated the Old CP BF Notes as extinguished and recognized a loss on debt extinguishment of $6.5 million, determined by the sum of the fair value of the 2024 CP BF Convertible Note, plus the fair value of the additional equity consideration given as part of the side letter and share purchase agreement, as discussed below, in excess of the carrying value of the Old CP BF Notes. After consideration of the below transactions CP BF was determined to be a related party as they owned approximately 16% of the outstanding Class A Common Stock.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

In conjunction with the side letter, the Company agreed to issue to CP BF, 350 shares of the Company's Class A Common Stock. On September 23, 2024 the transaction was finalized and the Company issued the 2024 CP BF Convertible Note with a principal amount of $10.8 million. The outstanding principal balance of the 2024 CP BF Convertible Note together with accrued interest thereon, unpaid fees and expenses and any other Obligations then due, shall be paid on February 19, 2027 (“2024 Loan Maturity Date”). The 2024 CP BF Convertible Note accrues interest at a rate of 15.5% which interest shall be paid in kind monthly and is convertible at the holder's option at any time on or following the effectiveness of the first resale registration statement covering the applicable conversion shares at a fixed conversion price per share of $778.00. Upon the occurrence, and during the continuance, of an Event of Default (as defined in the agreement), interest on the 2024 CP BF Convertible Note will bear PIK interest at a per annum rate of 20% (“2024 Default Rate.”)

The Company may voluntarily prepay the principal of the 2024 CP BF Convertible Note, in accordance with their terms, in whole or in part at any time. On the date of any such prepayment, the Company will owe to Lender: (i) all accrued interest with respect to the principal amount so prepaid through the date the prepayment is made and (ii) the Exit Fee with respect to the principal amount so prepaid, calculated as 1.0% of the outstanding principal balance of the loans, with only the portion of the principal balance so converted counted for purposes of determining the applicable Exit Fee; and provided further, that, in the event of a partial prepayment of the loans, the Exit Fee shall be calculated on the principal amount so repaid and not on the entire outstanding principal balance thereof, and (iii) all other Obligations, if any, that shall have become due and payable hereunder with respect to the principal amount so prepaid. The 2024 CP BF Convertible Note obtain features that relate to the mandatory prepayment, either partially or in whole, upon certain contingent events.

The 2024 CP BF Convertible Note has an embedded redemption put feature upon a Prepayment and Default Interest triggering events. For further discussion of this derivative see Note 7 – Fair Value Measurements.

In October 2024, CP BF exercised its optional conversion option in which it received 278 Class A Common Stock at the fixed conversion price per share of $778.00 in satisfaction of $216 of the Company's obligations under the 2024 CP BF Convertible Note.

On September 23, 2024, the Company entered into a Securities Purchase Agreement (the “CP BF SPA”), a Registration Rights Agreement (the “CP BF RRA”), a Lock-Up Agreement (the “CP BF Lock Up”) and issued CP BF a Common Stock Purchase Warrant (the “CP BF Warrant”) and a Pre-Funded Warrant (the “CP BF Pre-Funded Warrant,” together with the CP BF SPA, CP BF RRA, CP BF Lock Up and CP BF Warrant, the “CP BF Transaction Documents”). Pursuant to the CP BF SPA, CP BF agreed to convert $2.0 million in debt into 1,305 shares of Class A Common Stock, CP BF Warrants to purchase up to 2,843 shares of Class A Common Stock and CP BF Pre-Funded Warrants to purchase up to 1,524 shares of Class A Common Stock (all such securities and shares collectively referred to as the “CP BF Registrable Securities”). The CP BF Warrant can be exercised at an initial exercise price of $778.00 per share, subject to adjustment for a term of five years. The CP BF Pre-Funded Warrant will be exercisable at any time after the date of issuance at an exercise price of $0.0001. Neither warrant may be exercised if the holder, together with its affiliates, would beneficially own more than 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to such exercise. Both warrants may be exercised via cash or cashless exercise. Pursuant to the CP BF RRA, the Company agreed to file a registration statement to register the CP BF Registrable Securities and for the registration statement to become effective on or before December 9, 2024. Under the CP BF Lock-Up, the Company’s CEO, Joseph Davy, agreed not to sell an aggregate of 11,556 shares of Class B Common Stock that he owns until such time as CP BF no longer owns any of the CP BF Registrable Securities.

On September 24, 2024, the Company entered into a securities purchase agreement with an institutional investor for the issuance and sale in a private placement with gross proceeds to the Company of approximately $4.6 million. One of the contingent redemption features in the 2024 CP BF Convertible Note relates to the Company prepaying, either partially or in whole, the obligations upon the sale of the Company's capital stock equal to 20% of the cash proceeds in excess of $3.0 million. For the year ended December 31, 2025, the Company paid a total of $2,840 which satisfied outstanding principal under the 2024 CP BF Convertible Note.

The effective interest rate for the 2024 CP BF Convertible Note was approximately 15.4% as of June 30, 2026. Interest expense on the 2024 CP BF Convertible Note totaled $194 and $396 for the three and six months ended June 30, 2026, respectively.

The following table presents the 2024 CP BF Convertible Note as of June 30, 2026 and December 31, 2025:

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

	As of
	June 30, 2026	December 31, 2025
Face value of the CP BF convertible notes	$8,759	$8,759
Debt premium, net	—	—
Carrying value of the CP BF convertible notes	8,759	8,759
Accrued interest	1,954	1,558
Prepayments made	(5,012)	(5,012)
Conversions	(949)	(382)
Total CP BF convertible notes and accrued interest	$4,752	$4,923

CP BF Letter Agreement - October 2025

On October 14, 2025, the Company and CP BF executed a letter agreement dated October 10, 2025, pursuant to which they amended certain terms of the Loan Agreement and Note (as amended on October 15, 2025, the “CP BF Letter Agreement”). The CP BF Letter Agreement amended the Conversion Price, as defined, to ninety-five percent (95%) of the price of the Class A Common Stock on the trading day immediately preceding delivery of any Conversion Notice, subject to a floor price of $50.00. The CP BF Letter Agreement included an amendment that CP BF shall take commercially reasonable actions to partially convert the balance outstanding under the Note as of the CP BF Letter Agreement date (the "Balance") into shares of the Company's Class A Common Stock at the new conversion price. The CP BF Letter Agreement limits the amount of shares that CP BF can sell or convert to five percent (5%) of the aggregate daily trading volume however the Company has the right waive or increase such limitation at its discretion. The CP BF Letter Agreement also stipulates that between the time that the Company pays down at least $2.0 million against the Balance until the earlier of (a) 60 days following the date of the CP BF Letter Agreement and (b) receipt of $10.0 million in gross proceeds from the sale of Company securities, the Company will no longer be required to prepay a certain percentage of other proceeds received from securities offerings to CP BF, as stipulated in the Loan Agreement.

Pursuant to the CP BF Letter Agreement, the parties agreed to use an agreed-upon portion of other debt to partially prepay the balance outstanding under the Note as of the CP BF Letter Agreement date (the "Balance"). The Company also agreed to reserve that number of shares of Class A Common Stock equal to 120% of the number of shares of Class A Common Stock issuable upon full conversion of the Balance at the new conversion price and to register 100% of all such shares with the SEC within 60 days of the CP BF Letter Agreement. As per the CP BF Letter Agreement, subject to the receipt by CP BF of $2.0 million and the filing of the registration statement, CP BF also agreed to waive certain events of default that may have occurred or be occurring as of the date of the CP BF Letter Agreement; CP BF also agreed that until December 31, 2025, it shall not exercise any right or remedy associated with any failure on the part of the Company to comply with certain financial covenants set forth in the Loan Agreement, as they relate to the period ending September 30, 2025.

The Company's failure to comply with the Letter Agreement shall constitute an Event of Default under the Loan Agreement.

2025 CP BF Conversions

Between October 17, 2025 and December 31, 2025, CP BF exercised its optional conversion option multiple times and received an aggregate of 3,135 shares of Class A Common Stock at conversion prices per share ranging from $54.20 to $55.00 in satisfaction of $165 of the Company's obligations under the 2024 CP BF Convertible Note.

CP BF Letter Agreement - May 2026

The Conversion Price of CP BF Convertible Note was proportionately adjusted to reflect the Reverse Stock Split effective at the close of business on May 8, 2026, pursuant to Section 2.3(a)(i) of the Note. On May 15, 2026, the Company, the Guarantors and CP BF entered into a letter agreement (the "Floor Price Amendment"), further amending the Loan Agreement and the Note. Pursuant to the Floor Price Amendment, the Floor Price applicable to the Conversion Price under the Note was reduced from $50.00 (as adjusted for the Reverse Stock Split) to $4.50 (on a post-Reverse Stock Split basis). For the avoidance of doubt, the Conversion Price remains equal to 95% of the price of the Class A Common Stock on the Trading Day immediately preceding delivery of any Conversion Notice, subject to the Floor Price as amended by the Floor Price Amendment.

Notes payable, carried at fair value

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

Agile Term Notes

On July 22, 2024, the Company entered into a subordinated business loan and security agreement (the "July Subordinated Business Loan and Security Agreement") with Agile Lending, LLC ("Agile") and Agile Capital Funding, LLC as the collateral agent ("Agile Funding") and issued a subordinated secured promissory note (the “July Agile Note”) for an aggregate principal amount of $788 and received net proceeds of $750, after administrative agent fees of $38 paid to Agile Funding, with a maturity date of February 5, 2025. The July Agile Note bears interest at a rate of 42%.

On September 13, 2024, the Company entered into a subordinated business loan and security agreement (the "September Subordinated Business Loan and Security Agreement") with Agile and Agile Funding and issued a subordinated secured promissory note (the “September Agile Note”) for an aggregate principal amount of $263 and received net proceeds of $250, after administrative agent fees of $13 paid to Agile Funding, with a maturity date of March 3, 2025. The September Agile Note bears interest at a rate of 48%.

On December 12, 2024, the Company issued a subordinated secured promissory note (the “December Agile Note”) for an aggregate principal amount of $2,400 and received net proceeds of $1,782, after administrative agent fees of $120 paid to Agile Funding, and net of payments to Agile of $320 and $178 in respect to early prepayment of the remaining outstanding balances of the July Agile Note and September Agile Note. The December Agile Note has a maturity date of July 10, 2025 and bears interest at a rate of 44%.

Upon the modification on December 12, 2024, the Company evaluated the debt modification guidance, determining that the modification is an extinguishment of the existing July Agile Note and September Agile Note due to the terms of the December Agile Note being substantially different from the terms of the July and September Agile Notes. As a result, the Company recorded a loss on debt extinguishment of $1,072.

On March 31, 2025, the Company issued a subordinated secured promissory note (the “March Agile Note”) for an aggregate principal amount of $4,000 and received net proceeds of $2,044, after administrative agent fees of $200 paid to Agile Funding, and net of payments to Agile of $1,756 in respect to early prepayment of the remaining outstanding balances of the December Agile Note. The March Agile Note has a maturity date of November 12, 2025 and bears interest at a rate of 44%.

Upon the modification on March 31, 2025, the Company evaluated the debt modification guidance, determining that the modification is an extinguishment of the existing December Agile Note due to the terms of the March Agile Note being substantially different from the terms of the December Agile Notes. As a result, the Company recorded a loss on debt extinguishment of $1,770.

On June 12, 2025, the Company issued a subordinated secured promissory note (the “June Agile Note”) for an aggregate principal amount of $263 and received net proceeds of $250, after administrative agent fees of $13 paid to Agile Funding. The June Agile note has a maturity date of December 15, 2025 and bears interest at a rate of 48%.

On March 30, 2026, the Company issued a subordinated secured promissory note (the “March 2026 Agile Note”) for an aggregate principal amount of $90 and received net proceeds of $85, after administrative agent fees of $5 paid to Agile Funding. The March 2026 Agile note has a maturity date of October 27, 2026 and bears interest at a rate of 44%.

The July Agile Note, the September Agile Note, the December Agile Note, the March Agile Note, June Agile Note, and the March 2026 Agile Note are together referred to as the “Agile Notes.” Interest on the Agile Notes is calculated on a 360 day year based on the actual number of days lapsed, and accrues commencing on and including the effective date pursuant to the respective agreement's weekly repayment and amortization schedule.

The collateral under the July and September Subordinated Business Loan and Security Agreements consist of all of the Company’s goods, accounts, equipment, inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, general intangibles (including intellectual property), commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts and other collateral accounts, all certificates of deposit, fixtures, letters of credit rights, securities, and all other investment property, supporting obligations, and financial assets. Upon any Changes in Business or Management, Ownership (as defined in the agreements) or upon an Event of Default (as defined in the agreements), each of the July Agile Note and/or the September Agile Note then-outstanding will become accelerated and the Company shall immediately pay to Agile an amount equal to the sum of (i) all outstanding principal of the term loan plus accrued and unpaid interest thereon accrued through the prepayment date, (ii) a Prepayment Fee (as defined in the agreements), plus (iii) all other obligations that are due and payable, including, without limitation, incremental interest at the Default Rate of 5.0% (as defined in the agreements). Additionally, the Company may voluntarily prepay the July Agile Note and/or the September Agile Note, in accordance with their terms, in whole or in part at any time. On the date of such prepayment of any principal amounts, the Company will owe to Agile a Prepayment Fee comprising

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

a make-whole premium payment on account of such principal amount prepaid, which shall be equal to the aggregate and actual amount of interest (at the contract rate of interest) that would be paid through the maturity date of the respective note, as described above.

The Agile Notes include contingent redemption (put) rights which trigger mandatory prepayment and a make-whole premium upon certain events including an event of default, and defaulted contingent interest upon an event of default. For further discussion of this derivative, see Note 7 – Fair Value Measurements.

Following the issuance of the March Agile Note, the Company entered into a series of exchange and forbearance arrangements with Agile and Agile Funding, relating to the outstanding balance of the March Agile Note.

As of December 11, 2025, the remaining principal and accrued and unpaid interest under the March Agile Note was approximately $1,495. On December 15, 2025, the Company entered into a forbearance agreement with Agile and Agile Funding, pursuant to which Agile agreed to forbear from exercising its rights and remedies under the March Agile Note and related loan documents in connection with existing defaults. In consideration for such forbearance, the outstanding balance of the March Agile Note was increased to $2,123.

Upon the modification on December 15, 2025, the Company evaluated the debt modification guidance, determining that the modification is an extinguishment of the March Agile Note due to the terms of the March Agile Note after the modification being substantially different from before the modification as a result of the forbearance agreement. As a result, the Company recorded a loss on debt extinguishment of $633.

On December 15, 2025, the Company entered into an exchange agreement with Agile ("Agile Exchange Agreement") pursuant to which the Company issued 11,640 shares of its Class A common stock in exchange for a reduction of $284 in the outstanding balance of the March Agile Note. Following this exchange, the outstanding balance of the March Agile Note was reduced to approximately $1,839.

Between January 27, 2026 and June 25, 2026, the Company entered into multiple exchange agreements with Agile on substantially similar terms as the Agile Exchange Agreement pursuant to which the Company issued an aggregate of 303,451 shares of its Class A common stock at conversion prices per share ranging from $2.95 to $23.60 in exchange for a reduction of $1,839 in the outstanding balance of the March Agile Note. Following these exchanges, the outstanding balance of the March Agile Note was fully extinguished.

Interest expense on the Agile Notes totaled $17 and $450 for the three and six months ended June 30, 2026, respectively.

The following presents the Agile Notes for the six months ended June 30, 2026:

Agile Term Notes
Balance at December 31, 2025	$1,728
Issuance of Agile term notes	90
Loss on issuance	30
Loss on extinguishment	58
Repayments in cash	(52)
Conversions	(1,897)
Change in fair value	113
Balance at June 30, 2026	$70

Outstanding principal balance as of June 30, 2026	$55
Accrued interest as of June 30, 2026	$—

1800 Diagonal Convertible Notes

On August 16, 2024, the Company entered into a securities purchase agreement and promissory note agreement (the "August Securities Purchase Agreement") with 1800 Diagonal Lending LLC (“Lender”) and issued a promissory note (the “August 1800 Diagonal Note”) for an aggregate principal amount of $184 and received net proceeds of $152, after an original issue discount of $24 and issuance costs of $8 for due diligence and legal fees. The August 1800 Diagonal Note has a maturity date of June 15, 2025 and bears interest at 12% per annum. The August Securities Purchase Agreement stipulates that the Company and Lender may mutually agree to enter into additional tranches of promissory notes over the 12 month period commencing on August 16, 2024, up to an aggregate total of $750.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

On September 24, 2024, the Company issued a second promissory note (the “September 1800 Diagonal Note”) for an aggregate principal amount of $124,200 and received net proceeds of $100, after an original discount of $16 and issuance costs of $8 for due diligence and legal fees. The September 1800 Diagonal Note has a maturity date of July 30, 2025 and bears interest at 12% per annum.

On July 23, 2025, the Company exercised its conversion option under the September 1800 Diagonal Note. On the conversion date, the September 1800 Diagonal Note had a fair value of $17 and converted into 352 shares of the Company's Class A Common Stock in satisfaction of $17 of the Company's obligations under the September 1800 Diagonal Note.

On December 10, 2024, the Company issued a third promissory note (the “December 1800 Diagonal Note”) for an aggregate principal amount of $124 and received net proceeds of $100, after an original discount of $16 and issuance costs of $8 for due diligence and legal fees. The December 1800 Diagonal Note has a maturity date of October 15, 2025 and bears interest at 12% per annum.

On July 22, 2025, the Company exercised its conversion option under the December 1800 Diagonal Note. On the conversion date, the December 1800 Diagonal Note had a fair value of $58 and converted into 999 shares of the Company's Class A Common Stock in satisfaction of $52 of the Company's obligations under the December 1800 Diagonal Note.

On February 7, 2025, the Company issued a fourth promissory note (the “February 1800 Diagonal Note”) for an aggregate principal amount of $124 and received net proceeds of $100, after an original discount of $16 and issuance costs of $8 for due diligence and legal fees. The February 1800 Diagonal Note has a maturity date of December 15, 2025 and bears interest at 12% per annum. On August 11, 2025, the Company exercised its conversion option under the February 1800 Diagonal Note. On the conversion date, the February 1800 Diagonal Note had a fair value of $81 and converted into 1,639 shares of the Company's Class A Common Stock in satisfaction of $70 of the Company's obligations under the February 1800 Diagonal Note.

On April 17, 2025, the Company issued a fifth promissory note (the “April 1800 Diagonal Note”) for an aggregate principal amount of $230 and received net proceeds of $192, after an original discount of $30 and issuance costs of $8 for due diligence and legal fees. The April 1800 Diagonal Note has a maturity date of February 15, 2026 and bears interest at 12% per annum.

Between October 21, 2025 and October 27, 2025, the Lender exercised its conversion option multiple times under the April 1800 Diagonal Note and received an aggregate of 7,015 shares of Class A Common Stock at conversion prices per share ranging from $33.80 to $41.20 in full satisfaction of the Company's remaining obligations under the April 1800 Diagonal Note totaling $265.

On May 9, 2025, the Company issued a sixth promissory note (the “May 1800 Diagonal Note”) for an aggregate principal amount of $163 and received net proceeds of $135, after an original discount of $21 and issuance costs of $7 for due diligence and legal fees. The May 1800 Diagonal Note has a maturity date of February 15, 2026 and bears interest at 12% per annum.

On July 23, 2025, the Company issued a seventh promissory note (the “July 1800 Diagonal Note”) for an aggregate principal amount of $296 and received net proceeds of $250, after an original discount of $39 and issuance costs of $7 for due diligence and legal fees. The July 1800 Diagonal Note has a maturity date of May 30, 2026 and bears interest at 12% per annum.

Between January 26, 2026 and January 27, 2026, the Lender exercised its conversion option multiple times under the July 1800 Diagonal Note and received an aggregate of 20,047 shares of Class A Common Stock at conversion prices per share ranging from $16.50 to $18.00 in full satisfaction of the Company's remaining obligations under the July 1800 Diagonal Note totaling $331.

On September 12, 2025, the Company issued an eighth promissory note (the “September 2025 1800 Diagonal Note”) for an aggregate principal amount of $152 and received net proceeds of $125, after an original discount of $20 and issuance costs of $7 for due diligence and legal fees. The September 2025 1800 Diagonal Note has a maturity date of June 15, 2026 and bears interest at 14% per annum.

On March 19, 2026, the Lender exercised its conversion option under the July 1800 Diagonal Note and received 3,766 shares of Class A Common Stock at a conversion price per share of $14.745 in full satisfaction of the Company's remaining obligations under the July 1800 Diagonal Note totaling $54.

On November 4, 2025, the Company issued a ninth promissory note (the “November 1800 Diagonal Note”) for an aggregate principal amount of $238 and received net proceeds of $200, after an original discount of $31 and issuance costs of $7 for due diligence and legal fees. The November 1800 Diagonal Note has a maturity date of July 30, 2026 and bears interest at 14% per annum.

On December 3, 2025, the Company issued a tenth promissory note (the “December 2025 1800 Diagonal Note”) for an aggregate principal amount of $94 and received net proceeds of $75, after an original discount of $12 and issuance costs of $7 for due diligence and legal fees. The December 2025 1800 Diagonal Note has a maturity date of August 30, 2026 and bears interest at 14% per annum.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

On January 12, 2026, the Company issued an eleventh promissory note (the “1800 Diagonal Note #11”) for an aggregate principal amount of $296 and received net proceeds of $250, after an original discount of $39 and issuance costs of $7 for due diligence and legal fees. The 1800 Diagonal Note #11 has a maturity date of October 15, 2026 and bears interest at 14% per annum.

On March 17, 2026, the Company issued a twelfth promissory note (the “1800 Diagonal Note #12”) for an aggregate principal amount of $181 and received net proceeds of $150, after an original discount of $24 and issuance costs of $7 for due diligence and legal fees. The 1800 Diagonal Note #12 has a maturity date of December 15, 2026 and bears interest at 14% per annum.

On May 4, 2026, the Company issued the thirteenth promissory note (the “1800 Diagonal Note #13”) for an aggregate principal amount of approximately $206 and received net proceeds of approximately $150, after discount and transaction fees. The note has a maturity date of January 30, 2027, and bears interest at 14%.

Between May 5, 2026 and May 11, 2026, the Lender exercised its contractual conversion option multiple times under the November 1800 Diagonal Note and September 1800 Diagonal Note and received an aggregate of approximately 36 thousand shares of Class A Common Stock at conversion prices ranging from $3.303 to $4.520 in satisfaction of approximately $136 thousand of the Company's obligations under the respective Notes.

The August, September, December, February, April, May, July, September 2025, November, December 2025, Note #11, Note #12 and Note #13 described above are together referred to as the “1800 Diagonal Notes.” Interest on the 1800 Diagonal Notes accrues commencing on and including the issuance date pursuant to the respective agreement's repayment and amortization schedule.

Upon an event of default, as defined in the respective agreements, all or any portion of the 1800 Diagonal Notes that are then outstanding, may become convertible at the option of the Lender into fully paid and non-assessable shares of the Company’s Common Stock up to 4.99% of the Company’s outstanding shares of Common Stock. The Notes become convertible at the Lender’s option upon an event of default, at a conversion price equal to the quotient resulting from dividing the Conversion Amount, measured as the sum of (1) the principal amount of the Note or Notes being converted in such conversion, plus (2) at the Lender’s option, accrued and unpaid interest, if any, on such principal amount at the interest rates to the respective note or notes being converted through the conversion date, plus (3) at the Lender’s option, the default interest, divided by the “Conversion Price” then in effect on the date specified in the notice of conversion (the conversion date). The Conversion Price will be measured as seventy-five percent (75%) multiplied by the market price, which means the lowest trading price for the Company’s Common Stock during the ten (10) trading day period ending on the latest complete trading day prior to the conversion date.

The 1800 Diagonal Notes include optional conversion rights to the holder upon an event of default, contingent redemption (put) rights which trigger mandatory prepayment upon event of default, and defaulted contingent interest upon an event of default. For further discussion of this derivative, see Note 7 – Fair Value Measurements.

Interest expense on the 1800 Diagonal Notes totaled approximately $57 and $172 for the three and six months ended June 30, 2026, respectively.

The following table presents the 1800 Diagonal Notes for the six months ended June 30, 2026:

1800 Diagonal
Balance at December 31, 2025	$747
Issuance of convertible notes	571
Loss on debt issuance	16
Repayments in cash	(243)
Change in fair value	184
Conversions	(521)
Balance at June 30, 2026	$754

Outstanding principal balance as of June 30, 2026	$619
Accrued interest as of June 30, 2026	$78

3i, LP Private Placement Offering

On June 27, 2025, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with an institutional investor, 3i, LP (the “Buyer”) for the issuance and sale in a private placement (the “Private Placement Offering”) of senior secured convertible

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

notes of the Company, in the aggregate original principal amount of $11.0 million (the “Private Placement Convertible Notes”) which are convertible into shares of the Company's Class A Common Stock (the shares of Common Stock issuable pursuant to the terms of the Notes, including, without limitation, upon conversion or otherwise, collectively, the “Conversion Shares”), in accordance with the terms of the Notes.

In connection with the Offering, the Company has also entered into a letter agreement dated April 30, 2025 (the “Letter Agreement”) with Rodman & Renshaw LLC as the exclusive financial advisor (the “Financial Advisor”) pursuant to which the Company has agreed to issue financial advisor warrants to purchase up to an aggregate of 21,212 shares of Common Stock (the “Financial Advisor Warrants," together with the Buyer Warrants, the “Private Placement Warrants”). Refer to Note 14 – Equity, for further description of the Warrants issued in the Private Placement Offering.

On June 30, 2025, the parties conducted the initial closing pursuant to the terms of the Purchase Agreement and the Company issued an initial Note (the "June 3i Note") and an initial warrant ("June Warrant") to acquire shares of the Company's Class A Common Stock. The parties conducted subsequent closings on August 19, 2025, October 8, 2025, and February 13, 2026 and the Company issued additional notes and warrants (the "August 3i Note" and the "August Warrant," the "October 3i Note" and the "October Warrant," and the "February 3i Note" and "February Warrant," respectively). The following table presents the maturity date, the original principal amount, the net proceeds received by the Company after original issue discount ("OID") and issuance fees and costs, the initial conversion price per share, and the initial conversion floor price per share at the date of closing for each Note, and the number of warrants and the initial exercise price per share for each Buyer Warrant associated with the Private Placement Offering:

	Private Placement Convertible Notes						Private Placement Warrants
Closing Date	Note Issued by the Company	Maturity Date of the Note	Original Principal Amount of the Note	Net Proceeds Received by the Company	Initial Conversion Price per Share	Initial Conversion Floor Price per Share	Warrants Issued by the Company	Number of Buyer Warrants Issued by the Company	Initial Buyer Warrant Exercise Price per Share
June 30, 2025	June 3i Note	June 30, 2026	$2,200	$1,725	$50.00	$2.20	June Warrant	3,357	$50.00
August 19, 2025	August 3i Note	September 19, 2026	2,200	$1,762	$50.00	$22.00	August Warrant	6,306	$50.00
October 8, 2025	October 3i Note	October 8, 2026	2,500	$2,011	$50.00	$12.40	October Warrant	20,000	$50.00
February 13, 2026	February 3i Note	February 13, 2027	2,333	$1,879	$22.20	$5.080	February Warrant	21,021	$22.20
Total			$9,233	$7,377				50,684

The Private Placement Convertible Notes were issued with an OID of 10.0% and accrue interest at a rate of 10.0% per annum. The net proceeds received by the Company are after the OID and issuance fees and costs, financial advisory fees and estimated offering expenses. The Private Placement Convertible Notes mature twelve (12) months from the respective date of issuance, unless extended pursuant to the terms thereof. The Notes are convertible (in whole or in part) at any time prior to the Maturity Date into the number of shares of Common Stock equal to quotient of the Conversion Amount divided by (y) the Conversion Price (the “Conversion Rate”). At no time may the Buyer hold more than 4.99% (or up to 9.99% at the election of the Buyers pursuant to the Notes) of the outstanding Common Stock. The Private Placement Convertible Notes have a respective conversion price that is subject to a floor price. In certain pricing conditions set by the conversion formula in the agreement, a conversion may result in the Company delivering both shares and cash to the Buyer. The Company intends to use the net proceeds received from the Private Placement Offering for general corporate purposes and working capital.

In September 2025, as per the terms of the Notes and Warrants, the conversion price and exercise price was adjusted to $2.50. On October 10, 2025, the Company and 3i, LP entered into a consent and waiver agreement (the "Waiver") on certain terms of the Purchase Agreement (as defined in Note 11 – Debt in the notes to the condensed consolidated financial statements) to waive the downward adjustment prohibition in the Purchase Agreement and to provide 3i with certain Variable Rate Securities, as defined in the Purchase Agreement, solely to the extent it would otherwise be violated by the conversion price of CP BF Letter Agreement, as defined below. As such, the parties waived that the conversion price amendment of the CP BF Letter Agreement, as defined below, shall not trigger or constitute an event of default under the Purchase Agreement.

In addition, if an Event of Default (as defined in the Notes) has occurred, the Buyer may elect convert (each, an “Alternate Conversion," and the date of such Alternate Conversion, each, an “Alternate Conversion Date”) all, or any part of, the Conversion Amount (such

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

portion of the Conversion Amount subject to such Alternate Conversion, the “Alternate Conversion Amount”) into shares of Common Stock at a conversion rate equal to the quotient of (x) the product of (A) the Redemption Premium and (B) the Alternate Conversion Amount, divided by (y) the Alternate Conversion Price (the “Alternate Conversion Rate”). Upon the occurrence of an Event of Default, the Company is required to deliver written notice to the Buyer within one (1) business day (an “Event of Default Notice”). At any time after the earlier of (a) the Buyer’s receipt of an Event of Default Notice, and (b) the Buyer becoming aware of an Event of Default, the Buyer may require the Company to redeem all or any portion of the Notes at a 15% premium. Beginning the earlier to occur of (x) the Effective Date (as defined in the Registration Rights Agreement) of the initial Registration Statement filed pursuant to the Registration Rights Agreement and (y) August 1, 2025, and thereafter, the first Trading Day of the calendar month immediately following (each an “Installment Date”) until the Maturity Date, the Company shall repay the Buyer approximately $183 towards the principal balance of the Notes and any accrued and unpaid interest in cash or, provided certain conditions are satisfied, shares of Common Stock, at the Company’s option (collectively, the “Installment Amount”). In connection with a “Change of Control," the Buyer shall have the right to require the Company to redeem part or all of the Notes outstanding in cash, at the highest calculation of the Change of Control Redemption Price, each of which is outlined in their entirety within the Notes.

The Private Placement Convertible Notes include optional conversion rights to the holder upon an event of default, contingent redemption (put) rights which trigger mandatory prepayment upon event of default, and defaulted contingent interest upon an event of default.

Due to these embedded features within the Private Placement Convertible Notes, the Company elected to account for the Private Placement Convertible Notes at fair value at their respective dates of issuance and in subsequent reporting periods, pursuant to ASC 825. The Company will record changes in the fair value of the notes that relate to changes in credit risk to other comprehensive income. The remaining changes in fair value, including the component related to accrued interest, will be recorded through the other (income) expense section of the Company’s unaudited condensed consolidated statements of operations and comprehensive loss statement in a single line item.

3i, LP Conversions

Between August 12, 2025 and October 22, 2025, the Buyer exercised its contractual conversion options multiple times under the June 3i Note and received an aggregate of 30,823 shares of Class A Common Stock at conversion prices per share ranging from $38.20 to $51.60 in full satisfaction of the Company's remaining obligations under the June 3i Note totaling $1,420.

Between September 10, 2025 and October 14, 2025, the Buyer exercised its contractual conversion option multiple times under the August 3i Note and received an aggregate of 30,883 shares of Class A Common Stock at conversion prices per share ranging from $38.20 to $48.40 in satisfaction of $1,412 of the Company's obligations under the August 3i Note.

Between October 16, 2025 and December 11, 2025, the Buyer exercised its contractual conversion option multiple times under the October 3i Note and received an aggregate of 66,584 shares of Class A Common Stock at conversion prices per share ranging from $20.60 to $50.00 in satisfaction of $1,677 of the Company's obligations under the October 3i Note.

Between January 7, 2026 and February 10, 2026, the Buyer exercised its contractual conversion option multiple times under the August 3i Note and received an aggregate of 36,667 shares of Class A Common Stock at a conversion price per share of $22.20 in satisfaction of $807 of the Company's obligations under the August 3i Note.

Between January 8, 2026 and February 19, 2026, the Buyer exercised its contractual conversion option multiple times under the October 3i Note and received an aggregate of 60,764 shares of Class A Common Stock at conversion prices per share ranging from $17.20 to $20.40 in satisfaction of $1,073 of the Company's obligations under the October 3i Note.

Between March 2, 2026 and March 25, 2026, the Buyer exercised its contractual conversion option multiple times under the February 3i Note and received an aggregate of 46,371 shares of Class A Common Stock at conversion prices per share ranging from $16.60 to $19.60 in satisfaction of $856 of the Company's obligations under the October 3i Note.

Between April 2, 2026 and May 12, 2026, the Buyer exercised its contractual conversion option multiple times under the February 3i Note and received an aggregate of approximately 145 thousand shares of Class A Common Stock at conversion prices per share ranging from $5.08 to $15.39 in satisfaction of approximately $1.2 million of the Company's obligations under the respective Notes.

Interest expense on the Private Placement Convertible Notes totaled approximately $19 and $201 for the three and six months ended June 30, 2026, respectively.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

The following table presents the Private Placement Convertible Notes as of June 30, 2026:

3i, LP Notes
Balance as of December 31, 2025	$1,856
Issuance of Private Placement Convertible Notes	2,121
Loss on debt issuance	1,039
Change in fair value	(569)
Conversions	(3,963)
Balance as of June 30, 2026	$484

Outstanding principal balance as of June 30, 2026	$440
Accrued interest as of June 30, 2026	$44

Boot Capital Convertible Note

On December 3, 2025, the Company issued a promissory note (the “Boot Capital Note”) for an aggregate principal amount of $115 and received $100 of proceeds, net of an original discount of $15, with a maturity date of August 30, 2026. The stated interest rate on the Boot Capital Note is 14% per annum, and interest shall accrue on the Boot Capital Note commencing on and including the issuance date pursuant to the agreement’s repayment and amortization schedule.

Upon an event of default, as defined in the agreement, all or any portion of the Boot Capital Note that is then outstanding, may become convertible at the option of the Lender into fully paid and non-assessable shares of the Company’s Common Stock up to 4.99% of the Company’s outstanding shares of Common Stock. The Boot Capital Note becomes convertible at the Lender’s option upon an event of default, at a conversion price equal to the quotient resulting from dividing the Conversion Amount, measured as the sum of (1) the principal amount of the note being converted in such conversion, plus (2) at the Lender’s option, accrued and unpaid interest, if any, on such principal amount at the interest rates to the respective note being converted through the conversion date, plus (3) at the Lender’s option, the default interest, divided by the “Conversion Price” then in effect on the date specified in the notice of conversion (the conversion date). The Conversion Price will be measured as seventy-five percent (75%) multiplied by the market price, which means the lowest trading price for the Company’s Common Stock during the ten (10) trading day period ending on the latest complete trading day prior to the conversion date.

The Boot Capital Note include optional conversion rights to the holder upon an event of default, contingent redemption (put) rights which trigger mandatory prepayment upon event of default, and defaulted contingent interest upon an event of default.

Due to these embedded features, the Company elected to account for the Boot Capital Note at fair value pursuant to ASC 825. For further discussion of fair value, see Note 7 – Fair Value Measurements.

Interest expense on the Boot Capital Note totaled approximately $11 and $21 for the three and six months ended June 30, 2026, respectively.

The following table presents the Boot Capital Convertible Note as of June 30, 2026:

Boot Capital
Balance at December 31, 2025	$116
Repayments in cash	(66)
Change in fair value	14
Balance at June 30, 2026	$64

Outstanding principal balance as of June 30, 2026	$59
Accrued interest as of June 30, 2026	$—

Venture Issuance and Payoff

On March 31, 2026, the Company executed a promissory note ("Venture Note") for an aggregate principal amount of approximately $487 and on April 8, 2026 received net proceeds of approximately $333, after discount and transaction fees. The note has a maturity

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

date of August 18, 2026, and bears interest at 198.5% per annum. The Company paid off this note on May 6, 2026. Interest expense on the Venture Note totaled approximately $110 and $110 for the three and six months ended June 30, 2026, respectively.

TVT Capital Promissory Note

On April 28, 2026, the Company executed a promissory note ("TVT Note") for an aggregate principal amount of approximately $834 and received net proceeds of approximately $579, after discount and transaction fees. The note has a maturity date of January 5, 2027, and bears interest at 106.71% per annum.

Interest expense on the TVT Note totaled approximately $58 and $58 for the three and six months ended June 30, 2026, respectively.

The following table presents the TVT Capital Promissory Note as of June 30, 2026:

TVT Capital
Balance at December 31, 2025	$—
Issuance of term notes	600
Loss on debt issuance	162
Repayments in cash	(185)
Change in fair value	24
Balance at June 30, 2026	$601

Outstanding principal balance as of June 30, 2026	$472
Accrued interest as of June 30, 2026	$—

12. Warrant Liabilities

Public Warrants

The Company assumed Public Warrants in the Merger, exercisable into 1,150 shares of Common Stock of the Company, and which remained outstanding as of June 30, 2026. The Public Warrants have an exercise price of $115,000.00 per share, subject to adjustments, and will expire five years from the Merger Closing Date (in December 2028). The exercise price and number of shares of Class A Common Stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation.

The Company will not be obligated to deliver any shares of Class A Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Class A Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations described below with respect to registration, or a valid exemption from registration is available. No Public Warrant will be exercisable and the Company will not be obligated to issue a share of Class A Common Stock upon exercise of a Public Warrant unless the shares of Class A Common Stock issuable upon such Public Warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any Public Warrant. The Resale Registration statement went effective on February 14, 2024 (Registration No. 333-276307) and since it was declared effective within the contractual 60-day term upon closing of the Merger, no "cashless basis" exercises were triggered during 2024.

Redemption of Public Warrants When the price per Share of Class A Common Stock Equals or Exceeds $180,000.00

Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

▪
in whole and not in part;
▪
at a price of $100.00 per Warrant;
▪
upon a minimum of 30 days' prior written notice of redemption (the "30-day redemption period"); and

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

▪
if, and only if, the closing price per share of Class A Common Stock equals or exceeds $180,000.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public Warrant as described under the heading “—Warrants—Public Stockholder Warrants—Anti-dilution Adjustments” in the Resale Registration Statement) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of shares of Class A Common Stock issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those shares of Class A Common Stock is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by the Company, the Company may not exercise its redemption right if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

The Company has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Public Warrants, each warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price per share of Class A Common Stock may fall below the $180,000.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public Warrant as described under the heading “—Warrants—Public Stockholder Warrants—Anti-dilution Adjustments” in the Resale Registration Statement) as well as the $115,000.00 per share (for whole shares) Public Warrant exercise price after the redemption notice is issued.

No fractional shares of Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of the number of shares of Class A Common Stock to be issued to the holder.

GEM Financing Arrangement

In association with the GEM Letter, see Note 11 – Debt for further details, at Closing, the GEM Warrant automatically became an obligation of the Company, and on December 15, 2023, the Company issued the GEM Warrant granting GEM the right to purchase 83 shares at an exercise price of $65,120.00 per share. GEM may exercise the GEM Warrant at any time and from time to time until December 14, 2026. The terms of the GEM Warrant provide that the exercise price of the GEM Warrant, and the number of shares of Class A Common Stock for which the GEM Warrant may be exercised, are subject to adjustment to account for increases or decreases in the number of outstanding shares of our Common Stock resulting from stock splits, reverse stock splits, consolidations, combinations and reclassifications. Additionally, the GEM Warrant contains weighted average anti-dilution provisions that provide that if the Company issues shares of Common Stock, or securities convertible into or exercisable or exchange for, shares of Common Stock at a price per share that is less than 90% of the exercise price then in effect or without consideration, then the exercise price of the GEM Warrant upon each such issuance will be adjusted to the price equal to 105% of the consideration per share paid for such Common Stock or other securities. In the event of a Change of Control, if the Surviving Corporation does not have registered class of equity securities and common shares listed on a U.S. national securities exchange, then the Holder is entitled to receive one percent of the total consideration received by the Company’s stockholders and the GEM Warrants will expire upon payment. Upon the closing of the OpenReel Merger, the exercise price of the GEM Warrants were adjusted to the price equal to 105% of the consideration per share paid which resulted in a strike price of $366.00.

If the per share market value of one share of Class A Common Stock is greater than the then-current exercise price, then GEM will have the option to exercise the GEM Warrant on a cashless basis and receive a number of shares of Class A Common Stock equal to (x) the number of shares of Class A Common Stock purchasable upon exercise of all of the GEM Warrant or, if only a portion of the GEM Warrant is being exercised, the portion of the GEM Warrant being exercised, less (y) the product of the then-current exercise price and the number of shares of Class A Common Stock purchasable upon exercise of all of the GEM Warrant or, if only a portion of the GEM Warrant is being exercised, the portion of the GEM Warrant being exercised, divided by the per share market value of one share of Class A Common Stock.

The GEM Warrant may not be exercised if such exercise would result in the beneficial ownership of the holder and its affiliates in excess of 9.99% of the then-issued and outstanding shares of Common Stock.

Private Placement Offering Warrants

In association with the Private Placement Convertible Notes, see Note 11 – Debt for further details, at Closing, the Company issued Private Placement Warrants. Holders of the Private Placement Warrants may exercise the Private Placement Warrants at any time and

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

from time to time until the three years from the date of issuance for the June issuance and five years from the date of issuance for the August issuance. The terms of the Private Placement Warrants provide that the exercise price of the Private Placement Warrants, and the number of shares of Class A Common Stock for which the Private Placement Warrants may be exercised, are subject to adjustment to account for increases or decreases in the number of outstanding shares of Banzai Common Stock resulting from stock splits, reverse stock splits, consolidations, combinations, and reclassifications. Additionally, the Private Placement Warrants contain anti-dilution and change in option price or rate of conversion price ("Variable Price") provisions that provide that if the Company issues shares of Common Stock, or securities convertible into or exercisable or exchange for, shares of Common Stock after the Private Placement Offering, at a price per share that varies or may vary with the market price of the shares of Common Stock, including by way of one or more reset(s) to a fixed price, then the Holders of Private Placement Warrants have the right, but not the obligation, at their sole discretion, to elect to substitute the Variable Price for the Exercise Price upon exercise of the Private Placement Warrants. For further discussion of the accounting treatment and fair value of the Private Placement Warrants, see Note 7 – Fair Value Measurements.

13. Commitments and Contingencies

Leases

The Company has an operating lease for its office space. Supplemental cash flow information related to leases are as follows:

	For the Six Months Ended June 30,
Supplemental cash flow information:	2026	2025
Cash paid for amounts included in the measurement of lease liabilities:
Non-cash lease expense (operating cash flow)	$14	$11
Change in lease liabilities (operating cash flow)	(14)	(11)

Repayment Agreement with Sidley Austin LLP

On September 19, 2024, the Company entered into a Repayment Agreement with Sidley Austin LLP (“Sidley”) for previously provided legal services (the “Sidley Repayment Agreement”). Under the Sidley Repayment Agreement, the Company’s outstanding fees have been lowered from $4,816 to $1,605 (the “Sidley Unpaid Fee”). Under the Sidley Repayment Agreement, the Company agrees to 12 monthly payments that Sidley applies to the balance of the Sidley Unpaid Fee on a 2 for 1 basis, such that for every one dollar ($1.00) paid by Company, Sidley shall reduce the Sidley Unpaid Fee Amount by an additional two dollars ($2.00). If payments are not made in accordance with the Sidley Repayment Agreement, the shortfall shall accrue interest at a rate of 12% per annum, compounded daily, until such payment is made. As such, in accordance with ASC 470-60, no gain on settlement will be recorded until all payments have been made as required and the potential obligation to pay the amounts written off are eliminated. The Company made all required payments as of March 31, 2025 and accordingly recognized a gain on settlement of approximately $3.2 million, recognized within gain on extinguishment of liabilities on the unaudited condensed consolidated statements of operations for the three months ended March 31, 2025.

Repayment Agreement with Donnelley Financial LLC

On September 13, 2024, the Company entered into a Repayment Agreement with Donnelley Financial LLC (“Donnelley”) for previously provided services (the “Donnelley Repayment Agreement”). Under the Donnelley Repayment Agreement, the Company’s outstanding fees have been lowered from $1,072 to $357 (the “Donnelley Unpaid Fee”). The Donnelley Unpaid Fee will be paid in 12 monthly installments, with the first monthly payment of $45 due on October 1, 2024; the remaining 11 payments shall each be in the amount of $28. Under the Donnelly Repayment Agreement, the original outstanding fee balance shall become immediately due and payable upon the occurrence of certain events, including failure to make a payment of the Donnelly Unpaid Fee when due and failure to pay for any additional services. As such, in accordance with ASC 470-60, no gain on settlement will be recorded until all payments have been made as required and the potential obligation to pay the amounts written off are eliminated. The Company made all required payments as of June 30, 2026 and accordingly recognized a gain on settlement of $0.7 million, recognized within gain on extinguishment of liabilities on the unaudited condensed consolidated statements of operations during the three months ended June 30, 2026.

Repayment Agreement with Verista Partners, Inc.

On August 26, 2024, the Company entered into a Repayment Agreement with Verista Partners, Inc. aka Winterberry Group, (“Verista” or “Winterberry”) for previously provided services (the “Verista Repayment Agreement”). Under the Verista Repayment Agreement, the Company’s outstanding fees are $197 (the “Verista Unpaid Fee”). The Company and Verista have agreed that the Verista Unpaid Fee will be repaid with $67 worth of shares of the Company, and $130 in 16 equal cash installment payments of $8 beginning on October

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

1, 2024, and on the first day of each month thereafter through January 1, 2026. As of June 30, 2026, the Company had issued 150 shares and made aggregate installment payments of $78 to Verista. The remaining unpaid balance of $46 is included in Accounts Payable on the condensed consolidated balance sheets as of June 30, 2026.

Payment to Act-On

On January 22, 2025, the Company announced its entry into an Agreement and Plan of Merger with Act-On Software, Inc. and on June 6, 2025, Act-On served Banzai with a notice of termination to terminate the Merger Agreement and any related agreements, and accordingly, the Company was required to pay certain termination fees including $500 in liquidated damages to cover certain transaction expenses that Act-On incurred in connection with the proposed merger, and $882 in additional interest and extension fees associated with one of Act-On’s outstanding debts that the Company had intended to payoff in connection with the proposed merger. As of June 30, 2025, the Company had paid the total amount owed of approximately $1.4 million to Act-On.

Legal Matters

In the regular course of business affairs and operations, the Company is subject to possible loss contingencies arising from third-party litigation and federal, state, and local environmental, labor, health and safety laws and regulations. The Company assesses the probability that they may incur a liability in connection with certain of these lawsuits. The Company's assessments are made in accordance with generally accepted accounting principles, as codified in ASC 450-20, and is not an admission of any liability on the part of the Company or any of its subsidiaries. In certain cases that are in the early stages and in light of the uncertainties surrounding them, the Company does not currently possess sufficient information to determine a range of reasonably possible liability.

14. Equity

The Company’s capital stock consists of Class A Common Stock, Class B Common Stock, Preferred Stock and Series FE Preferred Stock. All classes of stock have a par value of $0.0001 per share. The table below sets forth information about the Company’s equity, as of June 30, 2026:

	Authorized	Issued	Outstanding
Preferred Stock	75,000,000	—	—
Series FE Preferred Stock	1	—	—
Class A Common Stock	250,000,000	2,656,723	2,656,723
Class B Common Stock	25,000,000	33,856	33,856
Total	350,000,001	2,690,579	2,690,579

Class A and B Common Stock

The Class A Common Stock and Class B Common Stock entitle their holders to one vote per share and ten votes per share, respectively, on each matter properly submitted to the stockholders entitled to vote thereon. The holders of shares of Common Stock shall be entitled to receive dividends declared by the Board of Directors ("Board"), on a pro rata basis based on the number of shares of Common Stock held by each such holder, assuming conversion of all Class B Common Stock into Class A Common Stock at a one to one conversion ratio.

Preferred Stock

The Board has the authority to issue preferred stock and to determine the rights, privileges, preferences, restrictions, and voting rights of those shares.

Series FE Preferred Stock

In connection with and as a condition to closing under the Merger Agreement during 2024, on the Closing Date, the Company issued one (1) share of series FE preferred stock (the “Series FE Preferred Stock”), to one of the OpenReel Stockholders, FE IV OR Aggregator, LLC. The Series FE Preferred Stock has a two (2) year term and from the issue date to the second anniversary of the issue date, the holder is granted the right upon a subsequent financing resulting in the issuance of new securities by the Company, to participate on a pro-rata basis in such subsequent financing up to the holder's fully-diluted ownership percentage of the Company. Upon the two-year anniversary of the issue date of the Series FE Preferred Stock, the Series FE Preferred Stock will automatically be canceled and return

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

to the status of authorized but unissued. The Series FE Preferred Stock does not participate in dividends of the Company, is not convertible into any other class of equity securities of the Company, has no voting rights with the Common Stock or other equity securities of the Company, and is not redeemable.

Yorkville Standby Equity Purchase Agreement ("SEPA")

On December 14, 2023, the Company entered into the SEPA with YA II PN, LTD, a Cayman Islands exempt limited partnership managed by Yorkville Advisors Global, LP (“Yorkville”) in connection with the Merger. Pursuant to the SEPA, subject to certain conditions, the Company shall have the option, but not the obligation, to sell to Yorkville, and Yorkville shall subscribe for, an aggregate amount of up to $100 million of the Company’s shares of Class A common stock, par value $0.0001 per share, at the Company’s request any time during the commitment period commencing on December 14, 2023 and terminating on the 36-month anniversary of the SEPA (the “SEPA Option”).

Each advance (each, an “Advance”) the Company requests under the SEPA (notice of such request, an “Advance Notice”) may be for a number of shares of Class A common stock up to the greater of (i) 500 shares or (ii) such amount as is equal to 100% of the average daily volume traded of the Class A common stock during the five trading days immediately prior to the date the Company requests each Advance; provided, in no event shall the number of shares of Class A common stock issued cause the aggregate shares of Class A common stock held by Yorkville and its affiliates as of any such date to exceed 9.99% of the total number of shares of Class A common stock outstanding as of the date of the Advance Notice (less any such shares held by Yorkville and its affiliates as of such date) (the “Exchange Cap”). The shares would be purchased, at the Company’s election, at a purchase price equal to either:

(i)
95% of the average daily Volume Weighted Average Price (“VWAP”) of the Class A Common Stock on the Nasdaq Stock Market (“Nasdaq”), subject to certain conditions per the SEPA (the “Option 1 Pricing Period; or
(ii)
96% of the lowest daily VWAP of the Class A Common Stock during the three trading days commencing on the Advance Notice date, subject to certain conditions per the SEPA (the “Option 2 Pricing Period”).

Any purchase under an Advance would be subject to certain limitations, including that Yorkville shall not purchase or acquire any shares that would result in it and its affiliates beneficially owning more than 9.99% of the then outstanding voting power or number of shares of Class A common stock or any shares that, aggregated with shares issued under all other earlier Advances, would exceed 19.99% of all shares of Class A Common Stock and Class B Common Stock of the Company, par value $0.0001 per share, outstanding on the date of the SEPA, unless Company shareholder approval was obtained allowing for issuances in excess of such amount.

The SEPA Option was determined to be a freestanding financial instrument which did not meet the criteria to be accounted for as a derivative instrument or to be recognized within equity. Pursuant to ASC 815, the Company will therefore recognize the SEPA Option as an asset or liability, measured at fair value at the date of issuance, December 14, 2023, and in subsequent reporting periods, with changes in fair value recognized in earnings.

In connection with the execution of the SEPA, the Company agreed to pay a commitment fee of $500 to Yorkville at the earlier of (i) March 14, 2024 or (ii) the termination of the SEPA, which will be payable, at the option of the Company, in cash or shares of Class A Common Stock through an Advance (the “Deferred Fee”). In March 2024 the Company issued 71 shares of Class A Common Stock as payment for the Deferred Fee.

Pursuant to the terms of the SEPA, at any time that there is a balance outstanding under the Yorkville Promissory Notes or Yorkville Note, Yorkville has the right to receive shares to pay down the principal balance, and may select the timing and delivery of such shares (via an “Investor Notice”), in an amount up to the outstanding principal balance on the Yorkville Promissory Notes at a purchase price equal to the lower of (i) $100,000.00 per share of Class A common stock (the “Fixed Price”), or (ii) 90% of the lowest daily Volume Weighted Average Price (“VWAP”) of the Class A common stock on Nasdaq during the 10 consecutive Trading Days immediately preceding the Investor Notice date or other date of determination (the “Variable Price”). The Variable Price shall not be lower than $20,000.00 per share (the “Floor Price”). The Floor Price shall be adjusted (downwards only) to equal 20% of the average VWAP for the five trading days immediately prior to the date of effectiveness of the initial Registration Statement. Notwithstanding the foregoing, the Company may reduce the Floor Price to any amount via written notice to Yorkville, provided that such amount is no more than 75% of the closing price on the Trading Day immediately prior to the time of such reduction and no greater than $20,000.00 per share of Class A common stock (the “Conversion Price”). At any time that there is a balance outstanding under the Yorkville Promissory Notes, the Company is not permitted to issue Advance Notices under the SEPA unless an Amortization Event has occurred under the terms of the Yorkville Promissory Notes agreement.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

During the six months ended June 30, 2026, the Company issued Advance Notices to Yorkville pursuant to the SEPA requesting the purchase of shares of the Company’s Class A common stock subject to both the Option 1 Pricing Period (the “Option 1 Advances”) and the Option 2 Pricing Period (the “Option 2 Advances”).

During the six months ended June 30, 2026, the Company requested the purchase of a total of 1,088,150 shares of the Company’s Class A common stock in connection with the Option 1 Advances, which Yorkville purchased for a total purchase price of approximately $4,736. The Company recognized a loss of approximately $189 on the sales during the six months ended June 30, 2026, which represents the difference between the fair value of the shares issued and the proceeds received from the sales.

During the six months ended June 30, 2026 the Company requested the purchase of a total of 140,000 shares of the Company’s Class A common stock in connection the Option 2 Advances. The issuance of the Advance Notices subject to the Option 2 Pricing Period represents the creation of forward share sales contracts, which were determined to meet the definition of a derivative pursuant to ASC 815. As such, upon issuance of the Advance Notices for the Option 2 Advances, the Company recognized derivative liabilities totaling approximately $38 in the aggregate, the fair values of which represented the intrinsic value of the requested number of shares of Class A common stock on the Advance Notice dates. The Company recognized a loss of approximately $38 during the six months ended June 30, 2026 representing the change in fair value of the derivative liabilities during the period from the Advance Notice dates and the settlement dates of the Option 2 Advances. Upon settlement of the Option 2 Advances, the Company sold an aggregate of 140,000 shares of the Company’s Class A common stock to Yorkville for total proceeds of approximately $755.

Shares Issued under ATM Agreement

On August 27, 2025, the Company entered into an At The Market Offering Agreement (the “ATM Agreement”) with H.C. Wainwright & Co., LLC, as sales agent (“Wainwright”), to sell its shares of Class A Common Stock, par value $0.0001 per share, from time to time, in an “at the market offering” program through Wainwright, with certain limitations on the amount of Class A Common Stock that may be offered and sold thereunder. The sales of the Shares made under the ATM Agreement ("the ATM Shares") will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales made directly on or through the Nasdaq Capital Market or on any other existing trading market for the Company’s Class A Common Stock, directly to Wainwright as principal, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or in any other method permitted by law.

Offers and sales of the ATM shares by the Company will be made through a prospectus supplement, dated August 27, 2025 and an accompanying base prospectus, dated August 8, 2025 (the “ATM Prospectus Supplement”), which ATM Prospectus Supplement forms a part of the Company’s shelf registration statement on Form S-3 (File 333-288908), as amended, initially filed with the SEC on July 23, 2025 (the “Registration Statement”) and declared effective by the SEC on August 8, 2025.

Pursuant to the ATM Agreement, the Company will set the parameters for the sale of the ATM Shares, including the number of ATM Shares to be issued, the time period during which sales are requested to be made, limitation on the number of ATM Shares that may be sold in any one trading day and any minimum price below which sales may not be made. Upon delivery of a placement notice and subject to the terms and conditions of the ATM Agreement, the Manager will use its commercially reasonable efforts, consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations, and the rules of Nasdaq, to sell the ATM Shares from time to time based upon the Company’s instructions. The Company has no obligation to sell any the ATM Shares under the ATM Agreement and may at any time suspend solicitation and offers under the ATM Agreement. The Manager is not obligated to purchase any ATM Shares on a principal basis pursuant to the ATM Agreement.

The ATM Agreement provides that the Company will pay the Manager commissions for its services for acting as agent in the sale of the ATM Shares. The Manager will be entitled to compensation at a fixed commission rate equal to up to 3.0% of the gross proceeds from the sale of the ATM Shares. The Company has agreed to provide the Manager and certain affiliates of the Manager with customary indemnification and contribution rights, including for liabilities under the Securities Act. Pursuant to the ATM Agreement terms, the Company has agreed to reimburse Wainwright for the reasonable fees and expenses of its legal counsel not to exceed $100 (excluding any periodic due diligence fees) incurred in connection with entering into the transactions contemplated by the ATM Agreement and has agreed to reimburse Wainwright up to a maximum of $5 per Representation Date (as defined in the ATM Agreement) in connection with a new Registration Statement or the filing of the Company’s Annual Report on Form 10-K and approximately $3 in connection with each other Representation Date, plus any incidental expense incurred by the Manager in connection therewith.

The ATM Agreement contains customary representations and warranties and conditions regarding the placements of the Shares pursuant thereto, obligations to sell Shares under the ATM Agreement are subject to satisfaction of certain conditions, including the effectiveness of the Registration Statement.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

The ATM and the ATM Prospectus Supplement will terminate upon the earlier of (i) the sale of the Maximum Amount (as defined in the ATM Agreement) of Shares pursuant to the ATM Agreement, or (b) the termination of the ATM Agreement by us or the Manager as permitted therein.

In May 2025, the Company entered into a private placement agreement with certain investors to sell 1,595 shares of Class A common stock at $138.00 per share and 1,618 prefunded warrants (the “May 2025 Prefunded Warrants”) at $68.00 per warrant. The May 2025 Prefunded Warrants were immediately exercised, resulting in the issuance of 1,618 shares of Class A common stock. The Company collected in aggregate $330 of gross proceeds from this private placement.

During the six months ended June 30, 2026, the Company issued 107,258 shares under the ATM Agreement for net proceeds of approximately $2,636.

Shares Issued to Hudson

On January 3, 2025, the Company issued 750 restricted shares of its Common Stock, with a determined fair value of $232, partially in exchange for the business advisory services outlined in the consulting agreement with Hudson Global Ventures, LLC, a Nevada limited liability company ("Hudson"). On April 25, 2025, July 1, 2025, and September 3, 2025, the Company issued 2,000, 1,180, and 2,600, respectively, restricted shares of its Class A Common Stock to Hudson, in exchange for certain business advisory services as outlined in a consulting agreement with Hudson, executed on April 1, 2025.

Shares Issued to Verista

On August 26, 2024, the Company issued 150 shares of its Common Stock, with a determined fair value of $50, in partial settlement of amounts owing to Verista. Refer to Note 13 – Commitments and Contingencies for further detail.

Shares Issued for Vidello Acquisition

As disclosed above, on January 31, 2025, the Company closed the previously announced merger with Vidello. As part of the consideration paid to the Vidello Shareholders, the Company issued 4,491 shares of Class A Common Stock, with a determined fair value of $1,662. Refer to Note 4 – Acquisitions for further detail.

Shares Issued for pre-funded warrant exercise

On January 7, 2025, the Company issued 4 shares of Class A Common Stock to CP BF, resulting from the exercise by CP BF of exercise of four (4) pre-funded warrants under the CP BF Pre-Funded Warrant. See Note 12 – Warrant Liabilities.

On April 21, 2025, the Company issued 5,244 shares of Class A Common Stock to Alco, resulting from the exercise by Alco of pre-funded warrants purchased during September 2024.

On November 26, 2025, the Company issued 58,832 shares of Class A Common Stock to FE IV Aggregator, resulting from the exercise by FE IV Aggregator of Pre-Funded Warrants held by FE Aggregator as part of the OpenReel Merger Consideration.

Shares Issued for private placement

In May 2025, the Company entered into a private placement agreement with certain investors to sell 1,594 shares of Class A common stock at $138.00 per share and 1,618 prefunded warrants (the "May 2025 Prefunded Warrants") at $68.00 per warrant. The May 2025 Prefunded Warrants were immediately exercised, resulting in the issuance of 1,618 shares of Class A common stock. The Company collected in aggregate $330 of gross proceeds from this private placement.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

15. Stock-Based Compensation

A summary of stock option activity under the 2023 Equity Incentive Plan ("Plan") during the six months ended June 30, 2026 is as follows:

	Shares Underlying Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Intrinsic Value
Outstanding at December 31, 2025	673	$9,131.98	8.64	$—
Forfeited	(7)	1,924.29	—	—
Outstanding at June 30, 2026	666	$9,347.03	7.95	$—
Exercisable at June 30, 2026	222	$15,051.85	7.21	$—

For the three months ended June 30, 2026 and 2025, the Company recorded stock-based compensation expense related to stock options of $23 and $50, which is included in general and administrative expense. As of June 30, 2026 and 2025, $203 and $191 of unrecognized compensation expense related to non-vested awards is expected to be recognized over the weighted average period of 8.87 and 9.25 years, respectively. The aggregate intrinsic value is calculated as the difference between the fair value of the Company’s stock price and the exercise price of the options.

RSUs

The Company measures the fair value of RSUs using the stock price on the date of grant. Stock-based compensation expense for employee-granted RSUs is generally recorded ratably over their vesting period of (a) four years, with 25% of the RSUs vesting on each anniversary, or (b) one year, with 25% vesting quarterly, or (c) one year, with 100% vesting on the first anniversary of the vesting commencement date until the RSU is fully vested. Stock-based compensation expense for RSUs granted to non-employee directors is recorded ratably over the vesting period which is the earlier of the one (1) year anniversary of the respective grant date, or the next annual meeting of stockholders following the respective grant date.

A summary of the RSU activity during the six months ended June 30, 2026 is as follows:

	Units	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2025	20,699	$115.11
Granted	44,590	21.96
Vested	(42,129)	40.92
Forfeited	(241)	217.30
Outstanding at June 30, 2026	22,919	$69.17

For the three months ended June 30, 2026 and 2025, the Company recorded total stock-based compensation expense related to RSUs of $1,065 and $1,043, respectively, which is included in general and administrative expense. As of June 30, 2026 and 2025, unrecognized compensation cost related to the grant of RSUs was $1,542 and $191, respectively. Unvested outstanding RSUs as of June 30, 2026 and 2025 had a weighted average remaining vesting period of 1.73 and 2.25 years, respectively.

CEO Award

In November 2025, the Board granted an equity award to the Company’s CEO ("CEO Award") that includes a market condition based on specified market capitalization thresholds ranging from $15.0 million to $30.0 million, which result in stock grants ranging from $250 to $750, up to $2.0 million in the aggregate. At inception, the CEO Award was equity-classified and the grant-date fair value was estimated using a Monte Carlo simulation model, using historical volatility as a key input. On April 2, 2026 the Company modified the terms of the CEO Award and issued 22,300 shares of Class B Common Stock to the Company’s CEO, of which, approximately 14,867 shares relate to a tranche of the CEO Award vesting upon achieving a market capitalization threshold, and the remaining 7,433 shares relate to the CEO's 2025 bonus payment. The Company recognized $324 and $541 of stock-based compensation expense related to this award for the three and six months ended June 30, 2026, respectively.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

16. Income Taxes

The Company estimates an annual effective tax rate of 19% for the year ended December 31, 2026. The effective tax rate for the six months ended June 30, 2026 is 0.63%. The effective tax rate is due to the Company’s operations in England and Wales derived by the Vidello Merger. The Vidello operations in England and Wales are subject to a statutory corporate tax rate of 25%. Due to the Company’s history of net losses from historical operations in the U.S., there is no income tax benefit being recorded in relation to the Company’s pre-tax book loss in the U.S. taxing jurisdiction. Therefore, no U.S. federal or state income taxes are expected, and none have been recorded at this time. Income taxes have been accounted for using the liability method in accordance with FASB ASC 740.

Due to the Company's history of losses since inception, there is not enough evidence at this time to support that the Company will generate future income of a sufficient amount and nature to utilize the benefits of its net deferred tax assets in the U.S. taxing jurisdiction. Accordingly, the deferred tax assets in the US taxing jurisdiction have been reduced by a full valuation allowance, since the Company cannot currently support that realization of its deferred tax assets is more likely than not.

At June 30, 2026, the Company had no unrecognized tax benefits that would reduce the Company’s effective tax rate if recognized.

17. Segment Reporting

The Company has three reportable operating segments, Banzai Operating, OpenReel, and Vidello. The Company’s segments deliver SaaS tools that leverage data, analytics, and AI to provide marketing and sales solutions, including video production and editing, for businesses of all sizes.

Our Chief Executive Officer, who serves as the Company's chief operating decision maker ("CODM"), primarily uses segment revenue, gross profit, and adjusted EBITDA to allocate resources and assess performance. Segment revenue and gross profit are determined on the same basis as consolidated revenue and consolidated gross profit as shown in the Company’s consolidated statements of operations. Segment adjusted EBITDA is defined as revenue less the following expenses associated with each segment: cost of revenue, people, marketing and advertising, technology, and other segment expenses. Segment adjusted EBITDA excludes certain non-cash items or items that management does not consider reflective of ongoing core operations. Currently, the CODM does not review assets in evaluating the results of the operating segments, and therefore, such information is not presented.

The table below presents information about segments for the three months ended June 30, 2026:

Three months ended June 30, 2026
	Banzai Operating	OpenReel	Vidello	Total Consolidated
Revenue	$1,010	$1,036	$227	$2,273
Cost of revenue	351	55	44	450
Gross profit	659	981	183	1,823

Expenses
People	1,965	843	135	2,943
Marketing and advertising	125	12	180	317
Technology	166	35	17	218
Other segment expenses[1]	(10)	35	3	28
Total expenses	2,246	925	335	3,506
Segment Adjusted EBITDA	(1,587)	56	(152)	(1,683)
Transaction, public company expenses and stock-based compensation	2,400	—	—	2,400
Adjusted EBITDA	$(3,987)	$56	$(152)	$(4,083)

1 Other segment expenses for each reportable segment includes travel and entertainment expenses, professional expenses other than those included in transaction and public company expenses, and the SEPA commitment fee expense and deferred fee expense.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

The table below presents information about segments for the six months ended June 30, 2026:

Six months ended June 30, 2026
	Banzai Operating	OpenReel	Vidello	Total Consolidated
Revenue	$2,036	$2,412	$521	$4,969
Cost of revenue	741	119	111	971
Gross profit	1,295	2,293	410	3,998

Expenses
People	3,909	1,876	254	6,039
Marketing and advertising	409	63	293	765
Technology	346	72	30	448
Other segment expenses[1]	174	71	7	252
Total expenses	4,838	2,082	584	7,504
Segment Adjusted EBITDA	(3,543)	211	(174)	(3,506)
Transaction, public company expenses and stock-based compensation	6,052	—	—	6,052
Adjusted EBITDA	$(9,595)	$211	$(174)	$(9,558)

1 Other segment expenses for each reportable segment includes provision for credit losses, foreign currency exchange rate changes, travel and entertainment expenses, professional expenses other than those included in transaction and public company expenses, insurance expenses, and expenses related to licenses.

The table below presents information about segments for the three months ended June 30, 2025:

Three months ended June 30, 2025
	Banzai Operating	OpenReel	Vidello	Total Consolidated
Revenue	$1,011	$1,387	$729	$3,127
Cost of revenue	368	78	108	554
Gross profit	643	1,309	621	2,573

Expenses
People	1,143	1,261	86	2,490
Marketing and advertising	198	18	172	388
Technology	251	64	22	337
Other segment expenses[1]	201	26	71	298
Total expenses	1,793	1,369	351	3,513
Segment Adjusted EBITDA	(1,150)	(60)	270	(940)
Transaction, public company expenses and stock-based compensation	3,476	22	102	3,600
Adjusted EBITDA	$(4,626)	$(82)	$168	$(4,540)

1 Other segment expenses for each reportable segment includes travel and entertainment expenses, professional expenses other than those included in transaction and public company expenses, and the SEPA commitment fee expense and deferred fee expense. The expense classification for 2025 has been recast to conform to the current year expense classification.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

The table below presents information about segments for the six months ended June 30, 2025:

Six months ended June 30, 2025
	Banzai Operating	OpenReel	Vidello[1]	Total Consolidated
Revenue	$2,171	$2,828	$1,507	$6,506
Cost of revenue	745	152	263	1,160
Gross profit	1,426	2,676	1,244	5,346

Expenses
People	2,437	2,383	86	4,906
Marketing and advertising	387	57	310	754
Technology	530	123	52	705
Other segment expenses[2]	403	49	215	667
Total expenses	3,757	2,612	663	7,032
Segment Adjusted EBITDA	(2,331)	64	581	(1,686)
Transaction, public company expenses and stock-based compensation	7,087	324	103	7,514
Adjusted EBITDA	$(9,418)	$(260)	$478	$(9,200)

1 The Vidello acquisition occurred on January 31, 2025 (refer to Note 4 – Acquisitions and therefore does not represent activity for the full six month period in 2025.

2 Other segment expenses for each reportable segment includes travel and entertainment expenses, professional expenses other than those included in transaction and public company expenses, and the SEPA commitment fee expense and deferred fee expense. The expense classification for 2025 has been recast to conform to the current year expense classification.

A reconciliation between EBITDA by reportable segment to consolidated net loss before income taxes for the three months ended June 30, 2026 and 2025 is as follows:

	Three Months Ended June 30,
	2026	2025
EBITDA by segment
Banzai Operating Co.	$(3,987)	(4,626)
OpenReel	56	(82)
Vidello	(152)	168
Total	(4,083)	(4,540)

Reconciliation to loss before income taxes:
Interest income	(3)	—
Interest expense	129	—
Interest expense – related party	202	537
Depreciation and amortization expense	303	300
Gain on extinguishment of liabilities, net	(663)	(146)
Loss on Yorkville SEPA advances	199	362
Loss on debt issuance	159	1,006
Changes in fair value of financial instruments	413	224
Other	224	1,336
Loss before income taxes	$(5,046)	$(8,159)

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

A reconciliation between EBITDA by reportable segment to consolidated net loss before income taxes for the six months ended June 30, 2026 and 2025 is as follows:

	Six Months Ended June 30,
	2026	2025
EBITDA by segment
Banzai Operating Co.	$(9,595)	$(9,418)
OpenReel	211	(260)
Vidello	(174)	478
Total	(9,558)	(9,200)

Reconciliation to loss before income taxes:
Interest income	(6)	—
Interest expense	138	—
Interest expense – related party	396	895
Depreciation and amortization expense	608	547
Gain on extinguishment of liabilities, net	(657)	(2,719)
Loss on Yorkville SEPA advances	227	747
Loss on debt issuance	1,806	1,280
Changes in fair value of financial instruments	671	568
Other	774	1,211
Loss before income taxes	$(13,515)	$(11,729)

Disaggregation of Revenue

The following table presents the Company's percentage of revenue generated by SaaS product for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
Revenue %	2026	2025
Demio	34.2%	91.0%
OpenReel	45.0%	5.2%
Vidello [1]	18.6%	—%
Reach	2.2%	3.8%
Total	100.0%	100.0%

1 The Vidello acquisition occurred on January 31, 2025 (refer to Note 4 – Acquisitions and therefore does not represent activity for the full six month period in 2025.

For disaggregation of revenue by geographic area, refer to Note 6 – Revenue.

18. Subsequent Events

ConnectAndSell Asset Purchase

On July 2, 2026, we acquired substantially all the assets of ConnectAndSell, Inc. (“ConnectAndSell”) an AI-powered sales enablement platform serving B2B organizations across financial services, healthcare, technology, and other industries. ConnectAndSell’s AI sales acceleration platform is designed to improve seller productivity by helping sales teams spend more time in live conversations with qualified decision-makers. The acquisition brings a powerful sales acceleration platform into Parabolic’s portfolio, extending the Company’s reach across more of the customer revenue journey. For more information regarding this acquisition, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”).

Transaction Financing

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

On July 1, 2026 (the “Effective Date”), the Company and its subsidiaries (together, the “Borrowers”) entered into a Subordinated Business Loan and Security Agreement (the “Loan Agreement”) with Agile Capital Funding, LLC, as collateral agent, and Agile Lending, LLC, as lead lender (together, with any assignees party thereto, the “Lenders”). Pursuant to the Loan Agreement, the Borrowers issued a Subordinated Secured Promissory Note ("Agile Note #8”), dated July 1, 2026, in the aggregate principal amount of $2.1 million, and received $2.0 million of proceeds, net of a $100 Administrative Agent Fee. Agile Note #8 is repayable in 32 weekly installments of approximately $95, representing a payment multiplier of 1.44x, and all amounts are due on February 10, 2027 (the “Maturity Date”). Borrowers may voluntarily prepay Agile Note #8 in full, and if repaid within 30, 45, or 60 days after the Effective Date, the total loan payoff amount is reduced to $2.625 million, $2.73 million, or $2.835 million, respectively.

Agile Note #8 is secured by a continuing security interest in substantially all assets of the Borrowers (the “Collateral”), and both the Collateral and the Borrowers’ repayment obligations under Agile Note #8 are subordinate to existing senior indebtedness, including indebtedness owed to CP BF Lending, LLC, 3i, LP, and Hudson Global Ventures, LLC.

The Loan Agreement contains customary covenants and events of default. Upon the occurrence of an Event of Default, the Lenders may, at their option, declare the entire unpaid principal balance of Agile Note #8, together with all accrued interest and other charges, immediately due and payable, and exercise any and all rights and remedies available under the Loan Agreement and applicable law, including repossession of the Collateral. In addition, interest on outstanding Obligations will accrue at the Default Rate, which is equal to the otherwise applicable interest rate plus five percentage points (5.00%).

Aegis Public Offering

On July 14, 2026, we closed a previously announced underwritten public offering with gross proceeds to the Company of approximately $0.9 million, before deducting underwriting fees and other offering expenses payable by the Company. The offering consisted of the sale of 327,273 shares of Class A common stock. The public offering price per share was $2.75. We intend to use the net proceeds from the offering for working capital and other general corporate purposes. Solely to cover over-allotments, if any, the Company has granted Aegis Capital Corp. a 45-day option to purchase up to 36,364 additional shares of Common Stock. The purchase price to be paid per additional share of Common Stock will be equal to the public offering price of one Common Stock, less the underwriting discount.

CP BF Letter Agreement

On July 17, 2026, the Company, the Guarantors and CP BF entered into another letter agreement pursuant to which CP BF may not convert any portion of the Note, and the Company may not issue shares to CP BF thereunder, to the extent CP BF and its affiliates would beneficially own more than 9.99% of the Class A Common Stock outstanding after giving effect to such conversion or issuance.

Yorkville Advanced Notice Settlements

Subsequent to June 30, 2026, the Company issued Advance Notices to Yorkville pursuant to the SEPA and requested aggregate purchases of 190,000 shares of the Company's Class A Common Stock at an aggregate gross value and net proceeds of approximately $334 and $321, respectively.

1800 Diagonal Note Issuances

On July 17, 2026, the Company issued a promissory note ("1800 Diagonal Note #14") for an aggregate principal amount of approximately $135 and received net proceeds of approximately $110, after discount and transaction fees. The note has a maturity date of April 15, 2027, and bears interest at 77.7% per annum.

On August 12, 2026, the Company issued a promissory note ("1800 Diagonal Note #15") for an aggregate principal amount of approximately $144 and received net proceeds of approximately $118, after discount and transaction fees. The note has a maturity date of May 15, 2027, and bears interest at 74.4% per annum.

1800 Diagonal Note Conversions

On August 5, 2026 and August 14, 2026, the Lender exercised its contractual conversion option under the December 1800 Diagonal Note and and the January 1800 Diagonal Note, respectively, and received an aggregate of approximately 57 thousand shares of Class A Common Stock at conversion prices ranging from $1.245 to $1.305, in satisfaction of approximately $37 and $35 of the Company's obligations under the December 1800 Diagonal Note and the January 1800 Diagonal Note, respectively.

BANZAI INTERNATIONAL, INC.

Unaudited Notes to Condensed Consolidated Financial Statements

(Dollar amounts in thousands unless otherwise stated, except share and per share data)

UCAP LLC Convertible Note Issuance

On August 5, 2026, the Company issued a 12% convertible redeemable note to UCAP LLC ("UCAP Note") for an aggregate principal amount of approximately $556 and received net proceeds of approximately $480, after discount and transaction fees. The note matures on August 5, 2027 and is convertible into shares of the Company's Class A Common Stock at a variable conversion price based on the market price of the Company's Class A Common Stock. The Company has elected to account for the note under fair value option.

Boot Capital Conversion

On August 6, 2026, the Lender exercised its contractual conversion option under the Boot Capital Note and received an aggregate of approximately 17 thousand shares of Class A Common Stock at a conversion price of $1.305 in satisfaction of approximately $22 of the Company's obligations under the Note.

3i, LP Private Placement Convertible Note Payoff

On August 7, 2026, the Company paid cash of approximately $600 to 3i, LP, and the February 3i Note was fully repaid.

3i, LP Private Placement Convertible Note Issuance

On August 12, 2026, the parties held an additional closing pursuant to the terms of the Purchase Agreement (the “August 2026 Closing”) and the Company issued an additional convertible note (the "3i Note #5"), additional buyer warrants (the “3i Note #5 Warrants"), and additional Financial Advisor warrants (the "3i Note #5 FA Warrants").

The 3i Note #5 has an original principal amount of $1,100, matures on August 12, 2027, and has a initial conversion price of $1.96 per share that is subject to a floor price of $0.35. Upon issuance, the Company received proceeds of approximately $1.0 million, net of OID and issuance fees and costs.

The 3i Note #5 Warrants allow for the purchase of up to 112,531 shares of Common Stock at an initial exercise price of $1.96 per share, are exercisable immediately upon issuance, and expire on August 12, 2029. The 3i Note #5 FA Warrants allow for the purchase of up to 35,714 shares of Common Stock at an initial exercise price of $2.45 per share, are exercisable immediately upon issuance, and expire on August 12, 2031.

Other than the specific terms described above, the 3i Note #5, the 3i Note #5 Warrants, and the 3i Note #5 FA Warrants have the same terms as the 3i, LP Private Placement Convertible Notes, the Private Placement Warrants and the Financial Advisor Warrants that are more fully described in Note 11 – Debt, see – 3i, LP Private Placement Offering.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes that are included elsewhere in this Quarterly Report on Form 10-Q ("Report"). In addition to historical condensed consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those more fully described in this report and those more fully described elsewhere in this Report and in the "Risk Factors" section of our Annual Report on Form 10-K for the year ended December 31, 2025.

Unless otherwise indicated, all dollar amounts included in this Management’s Discussion and Analysis are presented in thousands. Certain figures, such as interest rates and other percentages, included in this section have been rounded for ease of presentation. Percentage figures included in this section have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this section may vary slightly from those obtained by performing the same calculations using the figures in our condensed consolidated financial statements or in the associated text. Certain other amounts that appear in this section may similarly not sum due to rounding.

Overview

We are a Marketing Technology (MarTech) company that produces data-driven marketing and sales solutions for businesses of all sizes. Our mission is to help our customers accomplish their mission - by enabling better marketing, sales, and customer engagement outcomes. We endeavor to acquire companies strategically positioned to enhance our product and service offerings, increasing the value provided to current and prospective customers.

Effective on August 6, 2026, we began doing business under the trade name "Parabolic." This rebrand does not change our legal name, which remains Banzai International, Inc., howeer, in connection with the rebrand, the trading symbols for our Class A common stock, par value $0.0001 per share (the "Class A Common Stock") and redeemable warrants on The Nasdaq Capital Market changed from "BNZI" and "BNZIW" to "PARA" and "PARAW," respectively, effective on August 7, 2026. The rebranding reflects the evolution of the Company’s vision from a marketing technology point-solution provider to a cost efficient platform that invests in and grows companies offering AI-powered solutions to the B2B channel across the full customer lifecycle. Throughout this Report, we may refer to the Company as Banzai or Parabolic.

We were founded in 2015. The first product we launched was Reach, a SaaS and managed services offering designed to increase registration and attendance of marketing events, followed by the acquisition of Demio, a SaaS solution for webinars designed for marketing, sales, and customer success teams, in 2021 and the launch of Boost, a SaaS solution for social sharing designed to increase attendance for Demio-hosted events by enabling easy social sharing by event registrants, in 2023. We acquired OpenReel in 2024, both Vidello and the assets of Superblocks in 2025, and the assets of ConnectAndSell in 2026, further expanding our platform and customer base.

Our customer base comes from a variety of industries, including (among others) healthcare, financial services, e-commerce, technology and media, in over 90 countries. Our customers range in size from solo entrepreneurs and small businesses to Fortune 500 companies. No single customer represents more than 10% of our revenue. Since 2021, we have focused on increasing mid-market and enterprise customers for Demio.

We sell our products using a recurring subscription license model typical in SaaS businesses. Pricing tiers for our main product, Demio, are based on the number of host-capable users, desired feature sets, and maximum audience size. Boost pricing tiers are based on the Demio plan to which the customer subscribes. Reach pricing is based on the number of event campaigns a customer has access to run simultaneously or the maximum number of registrations a customer is allowed to generate per subscription period. Our customer contracts vary in term length from single months to multiple years.

Second Quarter 2026 Financial and Operational Highlights

•
Revenue decreased 27.3% to $2.3 million for second quarter 2026 compared to second quarter 2025. Total cost of revenue decreased by 18.8% quarter over quarter.
•
Gross profit was $1.8 million for second quarter 2026, compared to $2.6 million in second quarter 2025. Gross margin was 80.2% in second quarter 2026 compared to 82.3% in second quarter 2025.
•
Net loss decreased to $5.0 million for second quarter 2026, compared to $7.9 million in second quarter 2025, which represents a $3.0 million improvement quarter over quarter.

▪
Stockholders' equity increased to $12.2 million as of June 30, 2026; we converted $0.6 million of debt to equity, which included paying off the Yorkville convertible notes, and raised an additional $1.2 million from the SEPA during second quarter 2026.

ConnectAndSell Asset Purchase

On July 2, 2026, we completed the acquisition of substantially all assets of and certain specified liabilities of ConnectAndSell, Inc., an AI sales acceleration platform. ConnectAndSell serves approximately 250 B2B organizations such as Intuit, RingCentral, Truckstop, and SAP across financial services, healthcare, technology, and other industries. ConnectAndSell’s FY 2025 revenue was $14.7 million, with a gross margin of 86%.

Under the terms of the Asset Purchase Agreement (“APA”), total consideration was $13.2 million, comprised of: closing consideration of $750 thousand in cash, 294,917 shares of Class A Common Stock and 1,685,175 Pre-Funded Warrants (together valued at $5.9 million), and a one year promissory note ("C&S Note") for $1.8 million issued at Closing bearing interest at 8% per annum, repayable in quarterly payments; deferred consideration totaling $4.75 million; and earn-out payments tied to revenue performance in the twelve months following closing.

The deferred consideration consists of a first deferred cash payment of $1.5 million due no later than 10 days after closing, and a second deferred cash payment of $3.25 million payable within three (3) business days following the earlier of (x) the date that the SEC declares effective the registration statement covering the securities issued in the Private Placement (as defined below) and (y) December 31, 2026, provided that if the second deferred cash payment becomes due and payable after September 30, 2026, the amount will be increased by simple interest at a rate of 8% per annum from September 30, 2026 until repaid.

Shares of Common Stock with an aggregate value of $1.34 million (based on the Closing VWAP) will be withheld by the Company at the Closing and retained for a period of twelve (12) months following the Closing as security for ConnectAndSell’s indemnification obligations under the APA (“Holdback Shares”). Subject to certain limited exceptions, ConnectAndSell’s aggregate indemnification liability for breaches of representations and warranties is limited to the Holdback Shares, subject to a deductible equal to one percent (1.0%) of the purchase price. The Holdback Shares will be released to ConnectAndSell within five (5) business days after the expiration of the survival period, less any shares retained in satisfaction of or reserved for pending indemnification claims.

The APA contains ownership limitations whereby the Company may not issue shares to ConnectAndSell that would result in ConnectAndSell and its affiliates beneficially owning more than 9.99% of the Common Stock outstanding immediately following the Closing (the “Beneficial Ownership Limitation”), or more than 19.99% of the Common Stock and Class B common stock outstanding immediately prior to the Closing. The Company will issue Pre-Funded Warrants one for one at an exercise price of $0.0001 in lieu of shares if restricted by Beneficial Ownership Limitations.

The Company must obtain stockholder approval for the issuance of shares of Common Stock (including shares underlying the Pre-Funded Warrants) to the extent required to comply with Nasdaq Listing Rule 5635 (the “Stockholders’ Approval”). The Company’s board of directors has approved the APA and recommends that the Company’s stockholders vote to approve the share issuance. If the Stockholders’ Approval is not obtained within 120 days following the Closing (or such longer period as mutually agreed by the parties in writing), the Company will be required to pay ConnectAndSell in cash an amount equal to the Closing Non-Cash Consideration (as defined in the APA) within 30 days thereafter, upon which ConnectAndSell will surrender to the Company for cancellation the Pre-Funded Warrants (or portions thereof) corresponding to such cash payment.

At Closing, the Company’s CEO and Chairman of the Board, Joe Davy, executed a Voting and Support Agreement requiring him to vote all the shares beneficially owned by him in favor of issuing Shares of Common Stock and Pre-Funded Warrants contemplated by the APA to meet Nasdaq listing standards.

At Closing, the Company entered into a registration rights agreement with ConnectAndSell, pursuant to which the Company will agree to register for resale the shares of Common Stock and the Pre-Funded Warrants issued pursuant to the APA, and the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants. The Company has agreed to file a registration statement within thirty (30) days following the Closing and to use commercially reasonable efforts to cause such registration statement to be declared effective within ninety (90) days following the Closing (or one hundred twenty (120) days if the SEC reviews and has written comments to the registration statement), and to use commercially reasonable efforts to maintain the effectiveness of the registration statement, subject to liquidated damages if these obligations are not met.

We believe the addition of ConnectAndSell strengthens its position as a provider of integrated marketing and sales technology solutions while creating meaningful cross-sell opportunities across the combined company’s customer base. The transaction also furthers our strategy of building a powerful platform of revenue-generating software solutions. The majority of ConnectAndSell’s thirty-eight team members will join Parabolic as part of the transaction, bringing their substantial AI experience to us. We expect to recognize additional financial synergies through cost consolidation by the end of 2026.

This acquisition is expected to materially affect our results of operations going forward. Because the acquisition closed on July 2, 2026, its results of operations will be included in our consolidated results prospectively from that date; historical periods presented in this Quarterly Report do not reflect ConnectAndSell’s operations.

Transaction Financing

On July 1, 2026 (the “Effective Date”), Banzai International, Inc. (the “Company”) and its subsidiaries (together with the Company, the “Borrowers”) entered into a Subordinated Business Loan and Security Agreement (the “Loan Agreement”) with Agile Capital Funding, LLC, as collateral agent (“Collateral Agent”), and Agile Lending, LLC, as lead lender (“Lead Lender” and, together with any assignees party thereto, the “Lenders”). Pursuant to the Loan Agreement, the Borrowers issued a Subordinated Secured Promissory Note (the “Agile Note #8”), dated July 1, 2026, in the aggregate principal amount of $2.1 million, and received $2.0 million of proceeds, net of a $100 Administrative Agent Fee. Agile Note #8 is repayable in 32 weekly installments of approximately $95, representing a payment multiplier of 1.44x, and all amounts are due on February 10, 2027 (the “Maturity Date”). Borrowers may voluntarily prepay Agile Note #8 in full, and if repaid within 30, 45, or 60 days after the Effective Date, the total loan payoff amount is reduced to $2.625 million, $2.73 million, or $2.835 million, respectively.

Agile Note #8 is secured by a continuing security interest in substantially all assets of the Borrowers (the “Collateral”), and both the Collateral and the Borrowers’ repayment obligations under Agile Note #8 are subordinate to existing senior indebtedness, including indebtedness owed to CP BF Lending, LLC, 3i, LP, and Hudson Global Ventures, LLC.

The Loan Agreement contains customary covenants and events of default. Upon the occurrence of an Event of Default, the Lenders may, at their option, declare the entire unpaid principal balance of Agile Note #8, together with all accrued interest and other charges, immediately due and payable, and exercise any and all rights and remedies available under the Loan Agreement and applicable law, including repossession of the Collateral. In addition, interest on outstanding Obligations will accrue at the Default Rate, which is equal to the otherwise applicable interest rate plus five percentage points (5.00%).

Aegis Public Offering

On July 14, 2026, we closed a previously announced underwritten public offering with gross proceeds to the Company of approximately $0.9 million, before deducting underwriting fees and other offering expenses payable by the Company. The offering consisted of the sale of 327,273 shares of Class A Common Stock. The public offering price per share was $2.75. We intend to use the net proceeds from the offering for working capital and other general corporate purposes. Solely to cover over-allotments, if any, the Company has granted Aegis Capital Corp. a 45-day option to purchase up to 36,364 additional shares of Common Stock. The purchase price to be paid per additional share of Common Stock will be equal to the public offering price of one Common Stock, less the underwriting discount. The aggregate market value of the shares of Class A Common Stock eligible for sale under the ATM Prospectus Supplement was approximately $0.1 million following the public offering on July 14, 2026, which is based on the limitations of General Instruction I.B.6 of Form S-3.

Nasdaq Listing Compliance

As more fully described herein, we effected a 1-for-20 reverse stock split of our Class A Common Stock as of May 8, 2026 in an effort to remain compliant with Nasdaq Rule 5550(a)(2), which pertains to the minimum required bid price of our Class A Common Stock. Although we believe the reverse stock split allowed us to be in compliance with such Nasdaq rule, there can be no assurance that we will be able to maintain compliance with that or any other Nasdaq listing standard.

The Business Combination and Public Company Costs

The Business Combination was accounted for as a reverse recapitalization. Under this method of accounting, 7GC was treated as the acquired company for financial statement reporting purposes. Accordingly, for accounting purposes, the financial statements of Parabolic represent a continuation of the financial statements of Legacy Parabolic with the Business Combination treated as the equivalent of Legacy Parabolic issuing stock for the net assets of 7GC, accompanied by a recapitalization. The net assets of 7GC were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of Legacy Parabolic in this and future reports of Parabolic.

Due to the Business Combination, we became the successor to an SEC-registered and Nasdaq-listed company, which required Parabolic to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We incurred and expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees. We are classified as a “smaller reporting company.” As a result, we have been provided with certain disclosure and regulatory relief. Our future results of operations and financial position may not be comparable to Legacy Parabolic’s historical results of operations and financial position as a result of the Business Combination.

Results of Operations

	Six Months Ended June 30,		Period-over-Period
($ in Thousands)	2026	2025	$	%
Operating income:
Revenue	$4,969	$6,506	$(1,537)	(23.6%)
Cost of revenue	971	1,160	189	16.3%
Gross profit	3,998	5,346	(1,348)	(25.2%)
Operating expenses:
General and administrative expenses	13,556	14,546	990	6.8%
Depreciation and amortization expense	608	547	(61)	(11.2%)
Total operating expenses	14,164	15,093	929	6.2%
Operating loss	(10,166)	(9,747)	(419)	(4.3%)
Other expenses (income):
Interest income	(6)	—	(6)	NM
Interest expense	138	—	(138)	NM
Interest expense – related party	396	895	499	55.8%
Gain on extinguishment of liabilities	(715)	(4,489)	(3,774)	(84.1%)
Loss on debt issuance	208	443	235	53.0%
Loss on Private Placement Issuance	1,598	837	(761)	(90.9%)
Loss on extinguishment of debt, net	58	1,770	1,712	96.7%
Change in fair value of financial instruments	1,179	266	(913)	(343.2%)
Change in fair value of financial instruments – related party	43	64	21	32.8%
Change in fair value of convertible notes	(551)	238	789	331.5%
Loss on Yorkville SEPA advances	227	747	520	69.6%
Other (income) expense, net	774	1,211	437	36.1%
Total other expenses, net	3,349	1,982	(1,367)	(69.0%)
Loss before income taxes	(13,515)	(11,729)	(1,786)	(15.2%)
Income tax expense (benefit)	(133)	(157)	(24)	(15.3%)
Net loss	$(13,382)	$(11,572)	$(1,810)	(15.6%)

The percentage changes included in the tables herein present favorable period-over-period amounts and percentages as positive and unfavorable as negative, and percentages not considered meaningful as “NM."

Comparison of the six months ended June 30, 2026 and 2025

Revenue Analysis

	Six Months Ended June 30,		Period-over-Period
($ in Thousands)	2026	2025	$	%
Revenue	$4,969	$6,506	$(1,537)	(23.6%)

Revenue from Banzai Operating, OpenReel and Vidello decreased by approximately $135, $416, and $986 respectively, for the six months ended June 30, 2026.

Cost of Revenue Analysis

	Six Months Ended June 30,		Period-over-Period
($ in Thousands)	2026	2025	$	%
Cost of revenue	$971	$1,160	$189	16.3%

Cost of revenue from Banzai Operating, OpenReel and Vidello decreased by approximately $4, $33, and $152, respectively, for the six months ended June 30, 2026.

Gross Profit Analysis

	Six Months Ended June 30,		Period-over-Period
($ in Thousands)	2026	2025	$	%
Gross profit	$3,998	$5,346	$(1,348)	(25.2%)

Gross profit from Banzai Operating, OpenReel and Vidello decreased by approximately $131, $383 and $834, respectively, for the six months ended June 30, 2026.

Operating Expense Analysis

	Six Months Ended June 30,		Period-over-Period
($ in Thousands)	2026	2025	$	%
Total operating expenses	$14,164	$15,093	$929	6.2%

Total operating expenses remained essentially flat compared to the prior period. Salaries, taxes and benefits, as well as stock-based compensation expense increased during the six months ended June 30, 2026 driven by Banzai Operating and OpenReel. These were partially offset by decreases in marketing expenses and technology expenses during six months ended June 30, 2026 at Banzai Operating and OpenReel, respectively.

Other Expense Analysis

	Six Months Ended June 30,		Period-over-Period
($ in Thousands)	2026	2025	$	%
Total other expenses, net	$3,349	$1,982	$(1,367)	(69.0%)

For the six months ended June 30, 2026, we reported total other expenses, net of approximately $3.3 million. The change in other expenses, net was primarily driven by the following:

▪
Total interest expense of approximately $0.5 million recognized during the six months ended June 30, 2026 compared to $0.9 million during the six months ended June 30, 2025.
▪
Gain on extinguishment of liabilities of approximately $0.7 million recognized during the six months ended June 30, 2026 compared to $4.5 million recognized during the six months ended June 30, 2025.
▪
Loss on issuance of debt of approximately $0.2 million during the six months ended June 30, 2026 compared to $0.4 million during the six months ended June 30, 2025.
▪
Loss on Private Placement Issuance of debt of approximately $1.6 million during the six months ended June 30, 2026 compared to $0.8 million during the six months ended June 30, 2025.
▪
Loss on extinguishment of debt, net of approximately $58 thousand during the six months ended June 30, 2026 compared to $1.8 million during the six months ended June 30, 2025.
▪
Total change in fair value of financial instruments and convertible notes of approximately $0.7 million (loss) during the six months ended June 30, 2026 compared to $0.6 million (loss) during the six months ended June 30, 2025.
▪
Loss on SEPA advances to Yorkville of approximately $0.2 million during the six months ended June 30, 2026 compared to $0.7 million six months ended June 30, 2025.
▪
Other (income) expense was approximately $0.8 million expense during the six months ended June 30, 2026 compared to approximately $1.2 million expense during the six months ended June 30, 2025.

Provision for Income Taxes

	Six Months Ended June 30,		Period-over-Period
($ in Thousands)	2026	2025	$	%
Income tax expense (benefit)	$(133)	$(157)	$24	15.3%

Due to our history of losses since inception, there is not enough evidence at this time to support that we will generate future income of a sufficient amount and nature to utilize the benefits of our net deferred tax assets associated with the U.S. taxing jurisdiction. Accordingly, the U.S. deferred tax assets have been reduced by a full valuation allowance, since we cannot currently support that realization of our deferred tax assets is more likely than not.

At June 30, 2026, we had no unrecognized tax benefits that would impact our effective tax rate if recognized.

Critical Accounting Estimates

Our critical accounting estimates are described in our Annual Report on Form 10‑K for the year ended December 31, 2025. There were no material changes to those critical accounting estimates during the three months ended June 30, 2026.

Non-GAAP Financial Measures

Adjusted EBITDA

In addition to our results determined in accordance with U.S. GAAP, we believe that Adjusted EBITDA, a non-GAAP measure as defined below, is useful in evaluating our operational performance distinct and apart from certain irregular, non-cash, and non-operational expenses. We use this information for ongoing evaluation of operations and for internal planning purposes. We believe that non-GAAP financial information, when taken collectively with results under GAAP, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies.

Non-GAAP measures should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. We endeavor to compensate for the limitation of Adjusted EBITDA, by also providing the most directly comparable GAAP measure, which is net loss, and a description of the reconciling items and adjustments to derive the non-GAAP measure. Some of these limitations are:

▪
Adjusted EBITDA does not consider the potentially dilutive impact of stock-based compensation
▪
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures or contractual commitments
▪
Adjusted EBITDA does not reflect impairment and restructuring costs
▪
Adjusted EBITDA does not reflect interest expense or other income
▪
Adjusted EBITDA does not reflect income taxes
▪
Adjusted EBITDA does not reflect audit, legal, incremental accounting and other expenses tied to M&A or the Business Combination; and
▪
Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently from the way we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should only be considered alongside results prepared in accordance with GAAP, including various cash-flow metrics, net income (loss) and our other GAAP results and financial performance measures.

Adjusted EBITDA Analysis

	Six Months Ended June 30,		Period-over-Period
($ in Thousands)	2026	2025	$	%
Adjusted EBITDA (Loss)	$(3,506)	$(1,686)	$(1,820)	(107.9%)

The Adjusted EBITDA decrease is primarily attributable to increased general and administrative expenses.

Net Income/(Loss) to Adjusted EBITDA Reconciliation

	Six Months Ended June 30,		Period-over-Period
($ in Thousands)	2026	2025	$	%
Net loss	$(13,382)	$(11,572)	$(1,810)	(15.6%)
Interest income	(6)	—	$(6)	NM
Interest expense	138	—	(138)	NM
Interest expense – related party	396	895	499	55.8%
Income tax expense (benefit)	(133)	(157)	(24)	(15.3%)
Depreciation and amortization expense	608	547	(61)	(11.2%)
Stock based compensation	2,479	1,093	(1,386)	(126.8%)
Gain on extinguishment of liabilities	(715)	(4,489)	3,774	84.1%
Loss on debt issuance	208	443	235	53.0%
Loss on Private Placement Issuance	1,598	837	(761)	(90.9%)
Loss on extinguishment of debt, net	58	1,770	1,712	96.7%
Change in fair value of financial instruments	1,179	266	(913)	(343.2%)
Change in fair value of financial instruments – related party	43	64	21	32.8%
Change in fair value of convertible notes	(551)	238	789	331.5%
Loss on Yorkville SEPA advances	227	747	520	69.6%
Other (income) expense, net	774	1,211	437	36.1%
Transaction related expenses*	3,573	6,421	2,848	44.4%
Adjusted EBITDA	$(3,506)	$(1,686)	$5,736	340.2%

* Transaction related expenses consist of:

	Six Months Ended June 30,		Period-over-Period
($ in Thousands)	2026	2025	$	%
Professional fees - audit	$403	$498	$(95)	(19.1%)
Professional fees - legal	228	176	52	29.5%
Incremental accounting	300	1,022	(722)	(70.6%)
Market study and M&A support	2,642	4,725	(2,083)	(44.1%)
Transaction related expenses	$3,573	$6,421	$(2,848)	(44.4%)

Liquidity and Capital Resources

Going Concern

As of June 30, 2026 we had cash of approximately $0.6 million. For the six months ended June 30, 2026, while we generated revenue of approximately $5.0 million, we used approximately $9.4 million in cash from operating activities and had a net loss of approximately $13.4 million. We have incurred recurring net losses from operations and negative cash flows from operating activities since inception. As of June 30, 2026, we had a working capital deficit of approximately $16.2 million and an accumulated deficit of approximately $114.2 million. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern within one year of the date these financial statements were issued.

The ability to continue as a going concern is dependent on Management’s plans, which include potential asset acquisitions, mergers or business combinations with other entities, further implementation of its business plans and continuing to raise capital through debt or equity financings, which is not assured. The accompanying condensed consolidated financial statements have been prepared assuming Parabolic will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

If we are unable to raise sufficient additional capital, through future debt or equity financings or through strategic and collaborative ventures with third parties, we will not have sufficient cash flows and liquidity to fund our planned business for 12 months from the issuance of these financial statements. There can be no assurances that we will be able to secure alternate forms of financing at terms that are acceptable to management, or at all. In that event, we might be forced to limit many of our business plans and consider other means of creating value for our stockholders. See also Note 2 – Going Concern to our condensed consolidated financial statements in this Report.

Capital structure and sources of liquidity

We have historically funded our operations through a combination of equity and debt financings, including convertible instruments. During 2025, we raised capital through multiple equity and debt financing arrangements with Yorkville, 3i, LP, 1800 Diagonal, Agile, and CP BF, and other lenders and investors. We may seek to raise additional capital through a combination of equity and debt financings, including continued use of our ATM facility and our SEPA to support our operations and expansion through acquisition. See Note 11 – Debt and Note 14 – Equity to our condensed consolidated financial statements in this Report for further discussion of these arrangements.

Certain of these arrangements still have remaining capacity that may serve as sources of future liquidity to us, however, our ability to access amounts under these facilities is subject to a number of conditions, limitations, and market and other factors, including factors described in our Risk Factors elsewhere in this Report, and there can be no assurance that we will be able to access the full remaining capacity, or access it on terms or in amounts sufficient to meet our liquidity needs. If we are unable to raise such funding, we will have to pursue an alternative course of action to seek additional capital through other debt and equity financing.

Cash Flows

The following table sets forth certain information related to our cash flows for the six months ended June 30, 2026 and 2025. See also our unaudited condensed consolidated statements of cash flows in this Report:

	Six Months Ended June 30,		Period-over-Period
($ in Thousands)	2026	2025	$	%
Net loss	$(13,382)	$(11,572)	$(1,810)	(15.6%)
Net cash used in operating activities	(9,366)	(9,023)	(343)	(3.8%)
Net cash used in investing activities	—	(2,677)	2,677	100.0%
Net cash provided by financing activities	9,722	12,867	(3,145)	(24.4%)
Net increase in cash	387	1,167	(780)	(66.8%)
Cash at beginning of period	259	1,087	(828)	(76.2%)
Cash at end of period	646	2,254	(1,608)	(71.3%)

Cash Flows for the six months ended June 30, 2026

Net cash used in operating activities was primarily driven by the net loss, and by working capital adjustments totaling $1.4 million (unfavorable), partially offset by adjustments for non-cash items totaling $5.4 million (favorable). The non-cash items primarily consisted of addbacks for stock-based compensation expense of approximately $2.5 million and depreciation and amortization of approximately $0.6 million, the net impact of debt-related transactions (loss on issuance of debt and non-cash interest expense) totaling $1.7 million favorable, and the net impact of change in fair value adjustments (including debt under the fair value option, warrants and derivatives) totaling $0.7 million favorable.

Net cash provided by financing activities was primarily driven by proceeds from issuance of shares under the SEPA totaling approximately $5.5 million, proceeds from issuances of debt (both convertible and term) totaling approximately $3.7 million, proceeds from issuances of shares and warrants totaling $2.7 million, partially offset by repayments of debt totaling $2.2 million.

Cash Flows for the six months ended June 30, 2025

Net cash used in operating activities was approximately $9.0 million for the six months ended June 30, 2025. Net cash used in operating activities consists of net loss of approximately $11.4 million, offset by total adjustments of approximately $2.4 million for non-cash items and the effect of changes in working capital. Non-cash adjustments primarily included stock compensation expense of approximately $1.1 million, gain on extinguishment of liability of approximately $4.5 million, loss on issuances of debt of approximately $1.3 million, loss on extinguishment of term notes of approximately $1.8 million, non-cash interest expense of approximately $1.2 million, fair value adjustment of convertible promissory notes of approximately $0.2 million, fair value adjustment of term notes of approximately $0.3 million, consulting expenses paid via share issuance of approximately $0.2 million, depreciation and amortization of intangible assets of approximately $0.5 million and net of change in operating assets and liabilities of approximately $0.3 million.

Net cash used in investing activities was approximately $2.7 million for the six months ended June 30, 2025 and was related to the net cash paid in the acquisition of Vidello.

Net cash provided by financing activities was approximately $12.9 million for the six months ended June 30, 2025, and was primarily related to proceeds from convertible debt financing of approximately $5.3 million, net proceeds from the issuance of term notes of approximately $4.3 million, proceeds from issuance of shares under the SEPA agreement of approximately $13.6 million, repayment of term notes of approximately $5.9 million, partial repayment of convertible notes with a related party of approximately $0.9 million, repayment of Yorkville convertible notes of approximately $3.6 million, and payment of the GEM commitment fee promissory note of approximately $0.2 million.

Debt Structure, Debt Maturity Profile, Contractual Obligations and Commitments

Our material cash requirements include operating expenses to support the business, debt service (including principal and interest), and contractual obligations such as operating lease commitments. The timing of these requirements within the next twelve months and thereafter is summarized in the table below.

				Total Principal and Accrued Interest due in:
($ in Thousands)	Principal	Accrued Interest	Total Principal and Accrued Interest	Less than 1 year	1 - 3 Years
Debt – 15.5% CP BF convertible notes	$2,798	$1,954	$4,752	$4,752	$—
Debt – Agile	55	—	55	55	—
Debt – Private Placement convertible notes	440	44	484	484	—
Debt – 1800 Diagonal	619	78	697	697	—
Debt – Boot Capital	59	—	59	59	—
Debt – TVT Capital	472	—	472	472	—
Operating leases	42	—	42	31	11
Total capital expenditure commitments and financing requirements at June 30, 2026	$4,485	$2,076	$6,561	$6,550	$11

Capital expenditure commitments and financing requirements arising subsequent to June 30, 2026
ConnectAndSell acquisition – Closing Consideration	$750	$—	$750	$750	$—
ConnectAndSell acquisition – First Deferred Cash Payment	1,500	—	1,500	1,500	—
ConnectAndSell acquisition – Second Deferred Cash Payment	3,250	—	3,250	3,250	—
Debt – C&S Note	1,800	91	1,891	1,891	—
Debt – Agile Note #8	2,100	924	3,024	3,024	—
Debt – UCAP Note	556	66	622	—	622
Debt – 1800 Diagonal Note #14	117	36	153	153	—
Debt – 1800 Diagonal Note #15	125	39	164	164	—
Debt – 3i Note #5	1,100	110	1,210	1,210	—
Total capital expenditure commitments and financing requirements at June 30, 2026	$11,298	$1,266	$12,564	$11,942	$622
Total capital expenditure commitments and financing requirements	$15,783	$3,342	$19,125	$18,492	$633

Deferred Revenue

As a subscription-based SaaS company, we frequently bill customers in advance for access to our platform for a specified subscription term. Amounts invoiced or collected in advance are recorded as deferred revenue, which represents a contract liability where we have performance obligations to provide access to the platform and customer support over the remaining subscription term. As we satisfy the related performance obligations over time, deferred revenue is reduced and we recognized revenue.

Operating Lease

We have an operating lease for office space. The lease term expires in October 2027. The lease liability balance as of June 30, 2026 represents the future minimum lease payments under non-cancellable leases as liabilities.

Contingent Items

In addition, the Company has contingent obligations related to the ConnectAndSell acquisition, including earn-out payments of an undeterminable amount based on ConnectAndSell's revenue performance through July 2027, and a potential cash payment of up to approximately $5.9 million if stockholder approval for the related share issuance is not obtained by approximately October 30, 2026, payable within 30 days thereafter.

Off-Balance Sheet Arrangements

Parabolic had no off-balance sheet arrangements as of June 30, 2026.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

This item is not applicable as we are a smaller reporting company.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of June 30, 2026, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a‑15(e) and 15d‑15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Quarterly Report on Form 10‑Q. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of June 30, 2026, due to the previously disclosed material weaknesses in our internal control over financial reporting related to IT general controls, entity‑level controls in accordance with the COSO Integrated Framework, and the period‑end financial close and reporting process, as described in our Annual Report on Form 10‑K for the year ended December 31, 2025 filed with the SEC on March 31, 2026 (the “2025 Form 10‑K”).We remain committed to remediating the material weaknesses and improving our internal control over financial reporting.

During the quarter ended March 31, 2026, we implemented a new enterprise resource planning (“ERP”) system. We believe the ERP implementation, along with related process enhancements and controls implemented in connection with the new system, is an important step in our remediation efforts and in strengthening our overall control environment. However, our remediation efforts are ongoing, and the material weaknesses will not be considered remediated until the applicable controls have operated for a sufficient period of time and management has concluded, through testing, that such controls are designed and operating effectively. As we continue our evaluation and improve our internal control over financial reporting, management may identify and take additional measures to address control deficiencies. We cannot provide assurance that we will be successful in remediating the material weaknesses in a timely manner.

Changes in Internal Control over Financial Reporting

As required by Rule 13a‑15(d) of the Exchange Act, our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated whether any change in our internal control over financial reporting (as defined in Rules 13a‑15(f) and 15d‑15(f) under the Exchange Act) occurred during the quarter ended June 30, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. During the quarter ended March 31, 2026, we implemented a new ERP system, which resulted in changes to our information technology environment, business processes, and certain controls within our financial reporting processes. We have designed and implemented controls related to the new ERP system, including controls related to user access and segregation of duties, change management, and controls supporting transaction processing and period‑end financial reporting. We believe these changes are expected to enhance our internal control environment and support our ongoing remediation efforts. Other than the foregoing, and our ongoing remediation activities related to the previously disclosed material weaknesses, there were no other changes in our internal control over financial reporting during the quarter ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may be party to litigation and subject to claims incident to the ordinary course of our business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows or financial position. To the best of our knowledge, we are not presently party to any legal proceedings that, in the opinion of management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

Item 1A. Risk Factors.

We are a smaller reporting company as defined by Rule 12b-2 of the Securities Exchange Act of 1934 and, as such, are not required to provide the information under this item. A description of risk factors can be found in our Annual Report on Form 10-K for the year ended December 31, 2025 as supplemented and updated by subsequent current reports on Form 8-K that we have filed or will file with the SEC.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

During the period covered by this Report, the Company has not issued unregistered securities to any person, except as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, except as specified below, or any public offering, and, unless otherwise indicated below, the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof and/or Rule 506 of Regulation D promulgated thereunder, and/or Regulation S promulgated thereunder regarding offshore offers and sales. All recipients had adequate access, though their relationships with the Registrant, to information about the Registrant.

Shares of Class A Common Stock issued to 1800 Diagonal

Between May 5, 2026 and May 11, 2026, the Company issued an aggregate of 36,448 shares of Class A Common Stock pursuant to conversion notices received from 1800 Diagonal to convert an aggregate of approximately $142 thousand in notes the Company previously issued to them; the conversion prices ranged from $3.303 to $4.52 per share.

Shares of Class A Common Stock issued to Agile

During the three months ended June 30, 2026, the Company entered into multiple exchange agreements with Agile on substantially similar terms as the Agile Exchange Agreement pursuant to which the Company issued an aggregate of 274,145 shares of its Class A common stock at conversion prices per share ranging from $2.95 to $12.40 in exchange for a reduction of $1.2 million in the outstanding balance of the March Agile Note. Following these exchanges, the outstanding balance of the March Agile Note was fully extinguished.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

During the three months ended June 30, 2026, no director or officer of the Company adopted or terminated a “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement,” as these terms are defined in Item 408(a) of Regulation S-K.

Although the following did not occur during the period covered by this Report, we are reporting it here due to its significance to investors or potential investors. Effective on August 6, 2026, we began doing business under the trade name "Parabolic." This rebrand does not change our legal name, which remains Banzai International, Inc., and in connection with the rebrand, the trading symbols for our Class A common stock and redeemable warrants on The Nasdaq Capital Market changed from "BNZI" and "BNZIW" to "PARA" and "PARAW," respectively, effective on August 7, 2026.

Item 6. Exhibits.

The following documents are included as exhibits to this Quarterly Report on Form 10-Q:

Exhibit Number	Description
1.1	At the Market Offering Agreement, dated August 27, 2025 by and between Banzai and H.C. Wainwright & Co., LLC (incorporated by reference to the Current Report on Form 8-K filed on August 28, 2025).
2.1+

Agreement and Plan of Merger, dated December 8, 2022, by and among Banzai, 7GC, First Merger Sub and Second Merger Sub (incorporated by reference to Annex A-1 to the Registration Statement on Form S-4 filed on August 31, 2023).

2.2

Amendment to Agreement and Plan of Merger, dated August 4, 2023, by and among the Company and 7GC (incorporated by reference to Annex A-2 to the Registration Statement on Form S-4 filed on August 31, 2023).

2.3

Agreement and Plan of Merger, dated December 10, 2024, by and among Banzai International, Inc., Banzai Reel Acquisition, Inc. ClearDoc, Inc., and certain stockholders of ClearDoc, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on December 19, 2024).

2.4

Acquisition Agreement, dated December 19, 2024, by and among Banzai International, Inc., Vidello Limited, and the Shareholders of Vidello Limited (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on December 20, 2024).

2.5

Agreement and Plan of Merger, dated January 22, 2025 by and between Banzai International, Inc. and Act-On Software, Inc. (incorporated by reference to the Current Report on Form 8-K filed on January 23, 2025)

2.6

Asset Purchase Agreement, dated as of July 2, 2026, by and between Banzai International, Inc. and ConnectAndSell, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on July 7, 2026).

3.1

Second Amended and Restated Certificate of Incorporation of the Company, dated December 14, 2023. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on December 20, 2023).

3.2	Second Amended and Restated Bylaws of the Company, dated December 14, 2023 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on December 20, 2023).
3.3	Third Amended and Restated Bylaws of the Company, dated March 3, 2025 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on March 4, 2025).
3.4

Amendment to Second Amended and Restated Certificate of Incorporation of the Company, dated September 11, 2024. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on September 16, 2024).

3.5

Amendment to Second Amended and Restated Certificate of Incorporation of the Company, dated March 3, 2025. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on March 4, 2025).

3.6

Certificate of Amendment (2025 Stock Split) to Certificate of Incorporation of the Company, dated June 24, 2025. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on June 27, 2025).

3.7	Amendment to Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on April 28, 2026)
4.1	Specimen Class A Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on December 20, 2023).
4.2	Specimen Class B Common Stock Certificate of the Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on December 20, 2023).
4.3	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on December 20, 2023).
4.4

Warrant Agreement, dated December 22, 2020, by and between 7GC and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by 7GC on December 28, 2020).

4.5

Amended and Restated Convertible Promissory Note, by and among Banzai and CP BF Lending, LLC (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-4 filed by 7GC on August 30, 2023).

4.6

Subordinated Promissory Note, dated December 13, 2023, issued by the Company to Alco Investment Company (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed on December 20, 2023).

4.7

Warrant to Purchase Shares of Common Stock of Banzai International, Inc., dated December 15, 2023, issued by the Company to GEM Yield Bahamas Limited (incorporated by reference to Exhibit 4.7 to the Current Report on Form 8-K filed on December 20, 2023).

4.8

Promissory Note, dated as of December 14, 2023, issued by Banzai International, Inc. to YA II PN, LTD (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 18, 2023).

4.9

Promissory Note, dated as of February 5, 2024, issued by Banzai International, Inc. to YA II PN, LTD (incorporated by reference to Exhibit 4.11 to the Registration Statement on Form S-1 filed on February 5, 2024).

4.10

Promissory Note Agreement, dated as of March 26, 2024, issued by Banzai International, Inc. to YA II PN, LTD (incorporated by reference to Exhibit 4.10 to the Annual Report on Form 10-K filed on April 15, 2025).

4.11	Certificate of Designation of Series FE Preferred Stock (incorporated by reference to the 8-K filed on December 19, 2024).
4.12	Form of Senior Secured Convertible Note (incorporated by reference to the Current Report on Form 8-K filed on July 3, 2025).
4.13	Form of Warrant (incorporated by reference to the Current Report on Form 8-K filed on July 3, 2025).
4.14	Form of Additional Note (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on August 22, 2025).
4.15	Form of Additional Warrant (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-k filed on August 22, 2025).
4.16	Senior Secured Convertible Note (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on February 13, 2026).
4.17	Warrant To Purchase Common Stock (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed on February 13, 2026).
4.18	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on July 7, 2026).
4.19	Form of Employee Indebtedness Note (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on July 7, 2026).
10.1	Form of Exchange Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on May 5, 2026).
10.2	Side Letter to Loan Agreement with CP BF Lending, LLC, dated May 15, 2026 (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K/A filed on May 18, 2026).
10.3	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on July 7, 2026).
10.4	Form of Assignment and Bill of Sale (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on July 7, 2026).
10.5	Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on July 7, 2026).
10.6	Form of Reverse Services Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on July 7, 2026).
10.7

Subordinated Business Loan and Security Agreement, dated July 1, 2026, by and among Agile Capital Funding, LLC, as Collateral Agent, Agile Lending, LLC, as Lead Lender, Banzai International, Inc., and the other Borrowers party thereto (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on July 7, 2026).

10.8

Subordinated Secured Promissory Note, dated July 1, 2026, by Banzai International, Inc. and the other Borrowers in favor of Agile Lending, LLC (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on July 7, 2026).

31.1

Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 31.1 to the Quarterly Report on Form 10-Q filed on August 14, 2026).

31.2

Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 31.2 to the Quarterly Report on Form 10-Q filed on August 14, 2026).

32.1

Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 32.1 to the Quarterly Report on Form 10-Q filed on August 14, 2026).

32.2

Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 32.2 to the Quarterly Report on Form 10-Q filed on August 14, 2026).

101.INS ***	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH ****	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
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*	Filed herewith.

**	Furnished herewith.
#	Indicates management contract or compensatory plan or arrangement.
+	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
***	The XBRL Instance Document and Cover Page Interactive Data File do not appear in the Interactive Data File because their XBRL tags are embedded within the Inline XBRL document.
****	Submitted electronically herewith.

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on August 14, 2026.

BANZAI INTERNATIONAL, INC.

Date: August 14, 2026	By:	/s/ Joseph Davy
Joseph Davy
Chief Executive Officer

Date: August 14, 2026	By:	/s/ Dean Ditto
Dean Ditto
Chief Financial Officer